SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2004

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Table of Documents Submitted

Item
1.	Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the fiscal year ended March 31, 2004.

2.	Summary of non-consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the fiscal year ended March 31, 2004.

3.	Notice of convocation of the 2nd ordinary general meeting of shareholders of Millea Holdings, Inc. dated June 10, 2004.

4.	English translation of the “Japanese Voting Card”.

FORWARD-LOOKING STATEMENTS

The information contained in this Form 6-K includes certain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our businesses and operations. These statements contain projections of results of operations or financial condition. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause a material difference include, but are not limited to: general economic conditions in Japan or elsewhere; business conditions in the insurance industry in Japan or elsewhere; the regulatory environment, new legislation, competition with other insurance companies, changing technology and evolving insurance industry standards; changes in the composition of our subsidiaries’ financial instruments that are subject to market risk, including without limitation as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation; changes in the volatility of particular instruments or groups of instruments, including without limitation as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets; deviations of the actual behavior of particular markets from those that are indicated by statistical models used by our subsidiaries, which of necessity rely on a number of assumptions and approximations; and deviations of actual loss experience from the results that might be indicated by statistical analysis. For a discussion of these and other factors which may have a material impact upon our financial condition, results of operation and liquidity, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 20-F for the fiscal year ended March 31, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)
June 10, 2004	By:	/s/ Tetsuya Unno General Manager of Corporate Legal and Risk Management Department

Item 1

[English translation]

May 28, 2004

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Fiscal Year Ended March 31, 2004

Company Name:   Millea Holdings, Inc.
Securities Code Number:   8766
Stock Exchange Listings:   Tokyo and Osaka
Head Office:   Tokyo, Japan
Representative:   Kunio Ishihara, President, Millea Holdings, Inc.
Contact:	Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341 Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc. Phone: 03-6212-3343

1.	Consolidated Business Results for the Fiscal Year Ended March 31, 2004
(from April 1, 2003 to March 31, 2004)

(1) Consolidated Results of Operations

	(Yen in millions except per share data and percentages)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2003
Ordinary income	2,775,718	2,929,011
(Year to year change)	(5.2)%	—%
Ordinary profit	191,748	100,872
(Year to year change)	90.1%	—%
Net income	111,421	56,616
(Year to year change)	96.8%	—%
Net income per share — Basic (Yen)	61,132.02	30,588.58
Net income per share — Diluted (Yen)	—	—
Ratio of net income to shareholders’ equity	5.4%	2.9%
Ratio of ordinary profit to total assets	1.8%	1.0%
Ratio of ordinary profit to ordinary income	6.9%	3.4%

Notes:	1.	Investment income and expenses on equity method:
		For the year ended March 31, 2004	42	million yen
		For the year ended March 31, 2003	737	million yen
	2.	Average number of shares outstanding:
		For the year ended March 31, 2004	1,822,308	shares
		For the year ended March 31, 2003	1,850,248	shares
	3.	Change in accounting method:	None
	4.	Percentage figures show increase or decrease in ordinary income, ordinary profit and net income from the previous fiscal year.

(2) Consolidated Financial Conditions

	(Yen in millions except per share data and percentages)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2003
Total assets	11,006,256	9,945,809
Stockholders’ equity	2,310,823	1,804,933
Ratio of Stockholders’ equity to total assets	21.0%	18.1%
Stockholders’ equity per share (Yen)	1,292,354.74	976,079.67

Note:	Number of shares outstanding at the end of the fiscal year:
	At March 31, 2004	1,788,056 shares
	At March 31, 2003	1,849,145 shares

(3) Consolidated Cash Flows

	(Yen in millions)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2003
Cash flows from operating activities	350,863	443,205
Cash flows from investing activities	45,103	(680,493)
Cash flows from financing activities	(21,366)	16,344
Cash and cash equivalents at end of term	1,312,141	932,064

(4)	Scope of Consolidation and Application of Equity Method
	The number of consolidated subsidiaries:	16
	The number of non-consolidated subsidiaries accounted for by the equity method:	None
	The number of affiliates accounted for by the equity method:	1

(5)	Change in the Scope of Consolidation and Application of Equity Method
	Consolidated subsidiaries. Newly included: 2 Excluded: 1
	Companies accounted for by the equity method. Newly included: 0 Excluded: 0

2.	Consolidated Business Forecast for the Year Ending March 31, 2005
(from April 1, 2004 to March 31, 2005)

	(Yen in millions)
	Ordinary income	Ordinary profit	Net income
For the six months ending September 30, 2004	1,500,000	65,000	30,000
For the year ending March 31, 2005	3,000,000	130,000	60,000

Net income per share forecasted for the year ending March 31, 2005:	33,792.30 Yen

Attachment

The Millea Group

     Millea Holdings, Inc. (Millea Holdings) was formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine) and The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire) in a statutory share transfer under Japanese law.

     The Millea Group’s businesses include its property and casualty business (including property and casualty business, and asset management related business) and its life insurance business.

     Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty business

Property and casualty business
*	The Tokio Marine and Fire Insurance Company, Limited
*	The Nichido Fire and Marine Insurance Company, Limited
*	Trans Pacific Insurance Company
*	Tokio Marine Europe Insurance Limited
*	Tokio Marine Global Re Limited
*	The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
*	The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
*	Tokio Marine Brasil Seguradora S.A.
*	Tokio Millennium Re Ltd.
#	First Insurance Company of Hawaii, Ltd.

Asset management related businesses
*	Nichido Investment (Luxembourg) S.A.

Other business
*	Millea Asia Pte. Ltd.

Life insurance business
*	Tokio Marine & Nichido Life Insurance Co., Ltd.
*	Skandia Life Insurance Company (Japan) Limited
Other businesses

Securities investment advisory business and securities investment trusts business
*	Tokio Marine Asset Management Co., Ltd.

Derivatives business
*	Tokio Marine Financial Solutions Ltd.

Staffing business
*	Tokio Marine & Nichido Career Service Co., Ltd.

* . . . . . .Consolidated subsidiaries
# . . . . . .Investment accounted for by the equity method

(Note)	On February 2, 2004, Tokio Marine acquired all outstanding shares of Skandia Life. On April 2, 2004, Skandia Life was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. and subsequently on April 5, 2004, it was re-positioned as a directly owned subsidiary of Millea Holdings.

Management Policies

1.	Management policies

In November 2003, Millea Holdings formulated the “Millea Group Corporate Philosophy” to be upheld by all officers and employees of the Group.

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all its activities.

—	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

—	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

—	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

—	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

2.	Policy on profit distribution

With respect to the appropriation of profit, we seek to pay stable dividends on the common stock, taking into consideration the business results and expected future environment of the Company, subject to having retained earnings and to providing sufficient capital to meet our business needs.

In light of the current circumstances and various other factors, we intend to propose the payment of cash dividends for the fiscal year ended March 31, 2004 in the amount of 11,000 yen per share, an increase of 1,000 yen per share from the previous fiscal year. We also plan to propose that 210 billion yen be set aside as special reserve.

3.	Policy on reduction in the size of minimum investment unit

We believe that there is currently no need to reduce the size of the minimum investment unit of Millea Holdings shares in light of their liquidity and from a cost-benefit point of view. However, taking into consideration the needs of investors, we intend to study further whether such reduction would be necessary in the future.

4.	Management objectives

The Group intends to further increase earnings of the domestic property and casualty insurance business and to expand the life insurance, overseas insurance and asset management businesses, thereby seeking to improve profitability and growth potential in a stable and continuous manner. The group aims to achieve an ROE level of around 6%, and adjusted earnings of approximately 160 billion yen by FY2005.

(Note) The above targeted ROE and earnings are based on “adjusted earnings”, which are calculated by the following method.

—	Adjusted ROE = Adjusted earnings/Adjusted capital

—	Adjusted Earnings
(a)	Property and casualty insurance business
Adjusted earnings = Net income + Provision for extraordinary reserves + Provision for reserves for price fluctuation – Gains (losses) from assets under asset liability management – Gains (losses) from stocks and properties – Other extraordinary items
(b)	Life insurance business Adjusted earnings = Increase in embedded value (sum of value of in-force business and shareholder equity of a life insurance company)
(c)	Overseas insurance business and other businesses Net income as shown in financial statements

—	Adjusted Capital
(a)	Property and casualty insurance business Adjusted capital = Capital + Extraordinary reserves (net of tax) + Reserves for price fluctuation (net of tax)
(b)	Life insurance business Adjusted capital = Embedded value
(c)	Overseas insurance business and other businesses Capital as shown in financial statements

Targeted Group ROE in FY2005 was announced in November 2003 as a medium- to long-term corporate strategy of Millea Holdings.

5.	Mid- to long-term business strategies

The Group aims to meet the “safety and security” needs of all of its customers. While continuing to enhance the strengths and special characteristics of each Group company, we plan to continue to take on new challenges to increase earnings from our core insurance businesses and to expand our operations into new areas that we believe offer significant growth potential and profitability. We will also seek to optimize the allocation of our management resources throughout the Group in order to build the optimum business portfolio that delivers strong profitability, growth potential and high capital efficiency. By pursuing the above, we aim to maximize the corporate value of the entire Group.

(1)	Enhance earnings from the core businesses

The Group will work to generate greater earnings from its core domestic property and casualty and life insurance businesses. In our domestic property and casualty insurance business, we intend to merge Tokio Marine and Nichido Fire in October 2004. We plan for the merged company to adopt an in-house company system and to pursue customer-oriented business development with a focus on its growth strategy under the medium-term business plan called the “Nextage 2005”.

Specifically, we will endeavor to improve products, back office and computer system drastically and to consolidate our sales networks to optimize the merits of the merger based on overwhelmingly solid business base. With these measures, we intend to further bolster our competitiveness and improve our earnings.

The Group management strategy also focuses on the expansion of the domestic life insurance business. We acquired all outstanding shares of Skandia Life Insurance Company (Japan) Limited in February 2004. (The company was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. in April 2004.) We intend to strengthen the earnings potential and further promote the development of the domestic life insurance business.

(2)	Expand business domains

The Group will endeavor to transform its current earnings structure, centered on its domestic property and casualty insurance business, to secure new sources of revenues and to diversify business risks.

While aggressively promoting the expansion of the domestic life insurance business, we will also seek to develop other businesses that can generate strong synergies with both our domestic P&C and life insurance businesses. These businesses will include the overseas insurance business, the asset management business and health care and senior citizen-related businesses.

(3)	Improve capital efficiency

We closely monitor and manage our capital and risk through the integrated risk management system. In addition, we introduced a capital allocation system to reallocate capital to businesses with high profitability, thereby aiming to improve the Group’s capital efficiency. We intend to invest surplus capital in sustainable new businesses with high profitability and growth potential. We intend to use excess surplus capital for measures that improve capital efficiency, including share buy backs.

Through the above initiatives, we aim to build an optimum business portfolio, which will enable us to seek continuous growth of profit and improvement in ROE. We aim to enhance the corporate value of the Group and become a leading insurance group not only in Japan, but also in the global market.

6.	Fundamental policies on corporate governance

The Company has adopted the following business management system in an effort to establish a stable and transparent corporate governance system and to allow speedy decision-making processes.

Board of Directors/Board of Corporate Auditors

At present, the Board of Directors of the Company consists of eleven directors including three outside directors. The tenure of all directors is one year. The Board of Corporate Auditors consists of four corporate auditors including two outside corporate auditors. There are no special interests between such outside directors/outside auditors and the Company.

Corporate structure for compliance

The Company has established the Compliance Committee, which formulates the annual business policy as well as various measures and actions to promote compliance throughout the Millea Group. The Committee also monitors implementation of such policies and measures. Significant matters relating to the Group’s compliance are reviewed and determined by the Management Meeting and the Board of Directors of the Company, and the Company thereby ensures a continuing enhancement of compliance in each company of the Group.

In addition, in order to improve compliance, the Company has created the “Millea Group Code of Conduct”, which provides for fundamental rules to be observed by all officers and employees of the Group and the Company makes such code of conduct available to the public. Moreover, the Company has established a reporting system by implementing a “hotline” internally and externally for use by any officers or employees of the Group who may wish to report or consult on compliance-related issues.

Risk management system

The Company organizes the Risk Management Committee and comprehensively manages the risks faced by the Millea Group quantitatively and qualitatively. In addition, significant matters relating to risk management, such as establishing risk management policies and integrated risk management policies throughout the Group, have been reviewed and determined by the Management Meeting and the Board of Directors of the Company.

Internal audit system

The Company develops fundamental policies relating to internal auditing, requires each company of the Group to establish an effective internal auditing systems, and monitors performances of the internal audits conducted by each company as well as the status of the internal management structure within each company. Significant matters relating to internal audit results are reported to the Compliance Committee as well as the Board of Directors and the Company, thereby ensuring an appropriate and sound business management system.

Corporate governance system by subsidiaries

As of June 2002, Tokio Marine and Nichido Fire, both of which are subsidiaries of the Company, adopted the executive officer system in order to accelerate the decision-making processes and to clarify executive responsibilities.

Business results and financial condition

1.	Business results

(1)	Consolidated results of operations for the fiscal year ended March 31, 2004

In the fiscal year ended March 31, 2004, the Japanese economy showed moderate recovery as exports and capital investment increased and equity prices recovered.

Under these conditions, as a result of our efforts to improve performance centered on the property and casualty and life insurance businesses, our operating results for the year ended March 31, 2004 were as follows:

Compared to the fiscal year ended March 31, 2003, ordinary income decreased by 153.2 billion yen to 2,775.7 billion yen, the main components of which were 2,578.0 billion yen in underwriting income and 160.9 billion yen in investment income.

Compared to the fiscal year ended March 31, 2003, ordinary expenses decreased by 244.1 billion yen to 2,583.9 billion yen, which mainly comprised of underwriting expenses of 2,169.5 billion yen, investment expenses of 39.8 billion yen, and underwriting and general administrative expenses of 367.4 billion yen.

As a result, ordinary profit increased by 90.8 billion yen to 191.7 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes increased by 54.8 billion yen to 111.4 billion yen.

The results from our principal business segments were as follows:

In the property and casualty insurance business, while there was an increase in net premiums written due partly to the effects of the abolition of government reinsurance for Compulsory Automobile Liability Insurance, such increase was offset by a decrease in returns on disposals of securities, which had been comparatively high in the fiscal year ended March 31, 2003 as a result of gains realized in connection with contributions of securities made to an exchange traded fund, resulting in a 73.6 billion yen decrease in ordinary income to 2,423.2 billion yen.

On the other hand, ordinary expenses fell 160.9 billion yen to 2,232.9 billion yen due partly to a decrease in the revaluation losses on securities. As a result, ordinary profit increased 87.2 billion yen to 190.3 billion yen.

In the life insurance business, there was a 104.2 billion yen decrease in ordinary income to 347.1 billion yen due mainly to decreased life insurance premiums, but ordinary expenses decreased 108.2 billion yen to 346.6 billion yen owing partly to an decrease in the amount set aside for policy reserve. As a result, ordinary profit was 0.5 billion yen, an increase of 4.0 billion yen from the previous term.

(2)	Consolidated business forecast for the fiscal year ending March 31, 2005

Our consolidated business forecast for the fiscal year ending March 31, 2005 is 3,000 billion yen in ordinary income, 130 billion yen in ordinary profit and 60 billion yen in net income. Our forecast is primarily based on the following assumptions.

—	With regard to net premiums written, the forecast is based on our own projection taking into consideration the results of previous years.

—	With regard to net claims paid, we anticipate payment of natural disaster-related claims in the amount of 20 billion yen for domestic property and casualty insurance companies taking into consideration the results of previous years.

—	With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant change from market rates and conditions as of March 31, 2004.

2.	Financial condition

As of March 31, 2004, consolidated total assets were 11,006.2 billion yen. This represents an increase of 1,060.4 billion yen due partly to an increase in unrealized gains in securities resulting from rising equity prices.

Cash flows for the fiscal year ended March 31, 2004 were as follows. Net cash provided by operating activities was 350.8 billion yen, an decrease of 92.3 billion yen compared to the fiscal year ended March 31, 2004, due mainly to an decrease in life insurance premiums. Net cash provided by investing activities increased 725.5 billion yen to 45.1 billion yen mainly as a result of decreased acquisition of securities. Due largely to repurchases of the Company’s own shares, net cash used in financing activities increased 37.7 billion yen to 21.3 billion yen.

The equity ratios and market-value basis equity ratios are shown below.

	(%)
	Fiscal year ended	Fiscal year ended
	March 31, 2004	March 31, 2003
Equity ratios	21.0	18.1
Market-value basis equity ratios	26.3	13.7

Note 1.	The “equity ratio” is defined by “stockholders’ equity”/“total assets” x 100.

Note 2.	The “market-value basis equity ratio” is defined by “market capitalization”/“total assets” x 100.

Note 3.	As the Group’s main business is insurance, the following items are not stated: “interest coverage ratio” and “term of debt retirement.”

Summary of Consolidated Business Results for the Fiscal Year Ended March 31, 2004

	(Yen in millions, except percentages)
Period	Year ended	Year ended	Increase/	% of net
Item	March 31, 2004	March 31, 2003	Decrease	change
Ordinary income and expenses:
Underwriting income	2,578,091	2,644,240	(66,148)	(2.5)
Net premiums written	1,943,609	1,896,639	46,970	2.5
Investment deposits funded	254,200	272,000	(17,799)	(6.5)
Life insurance premiums	310,892	404,650	(93,758)	(23.2)
Underwriting expenses	2,169,566	2,307,659	(138,092)	(6.0)
Net claims paid	956,952	927,341	29,610	3.2
Loss adjustment expenses	76,260	74,768	1,492	2.0
Agency commissions and brokerage	333,593	336,037	(2,443)	(0.7)
Maturity refunds to policyholders	422,588	544,648	(122,060)	(22.4)
Life insurance claims	28,095	26,140	1,954	7.5
Investment income	160,973	249,124	(88,151)	(35.4)
Interest and dividend income	138,532	155,522	(16,990)	(10.9)
Profit on sale of securities	55,233	123,414	(68,180)	(55.2)
Investment expenses	39,856	142,491	(102,634)	(72.0)
Losses on sale of securities	20,804	31,923	(11,119)	(34.8)
Devaluation losses on securities	10,786	106,879	(96,092)	(89.9)
Underwriting and general administrative expenses	367,492	371,285	(3,793)	(1.0)
Other ordinary income and expenses	29,599	28,943	655	2.3
Equity in earnings (losses) of affiliated companies	42	737	(695)	(94.3)
Ordinary profit	191,748	100,872	90,876	90.1

Extraordinary income and losses:
Extraordinary income	2,951	7,114	(4,163)	(58.5)
Extraordinary losses	30,481	28,475	2,006	7.0
Extraordinary income and losses	(27,529)	(21,360)	(6,169)	—

Income before income taxes	164,218	79,511	84,707	106.5
Income taxes — current	49,898	92,384	(42,485)	(46.0)
Income taxes — deferred	2,729	(69,661)	72,390	—
Minority interests	169	172	(2)	(1.7)
Net income	111,421	56,616	54,804	96.8

Consolidated premiums and claims paid by line for the fiscal year ended March 31, 2004

Net premiums written

	(Yen in millions, %)
	For the year ended		For the year ended
	March 31, 2004		March 31, 2003
					% of net
	Amount	Ratio	Amount	Ratio	change
	(A)		(B)		((A)-(B))/(B)
Fire and allied lines	269,720	13.9	258,385	13.6	4.4
Hull and cargo	68,293	3.5	64,175	3.4	6.4
Personal accident	152,030	7.8	154,976	8.2	(1.9)
Voluntary automobile	878,249	45.2	897,355	47.3	(2.1)
Compulsory automobile liability	333,641	17.2	280,883	14.8	18.8
Other(s)	241,674	12.4	240,862	12.7	0.3

Total	1,943,609	100.0	1,896,639	100.0	2.5

Net claims paid

	(Yen in millions, %)
	For the year ended		For the year ended
	March 31, 2004		March 31, 2003
					% of net
	Amount	Ratio	Amount	Ratio	change
	(A)		(B)		((A)-(B))/(B)
Fire and allied lines	82,286	8.6	95,362	10.3	(13.7)
Hull and cargo	39,412	4.1	32,693	3.5	20.6
Personal accident	65,897	6.9	68,653	7.4	(4.0)
Voluntary automobile	505,666	52.8	506,858	54.7	(0.2)
Compulsory automobile liability	137,382	14.4	100,465	10.8	36.7
Other(s)	126,306	13.2	123,308	13.3	2.4

Total	956,952	100.0	927,341	100.0	3.2

Direct premiums written including deposit premiums from policyholders

	(Yen in millions, %)
	For the year ended		For the year ended
	March 31, 2004		March 31, 2003
					% of net
	Amount	Ratio	Amount	Ratio	change
	(A)		(B)		((A)-(B))/(B)
Fire and allied lines	351,380	15.8	355,645	15.8	(1.2)
Hull and cargo	74,775	3.4	70,119	3.1	6.6
Personal accident	349,027	15.7	353,890	15.7	(1.4)
Voluntary automobile	888,847	40.0	911,498	40.5	(2.5)
Compulsory automobile liability	311,124	14.0	308,641	13.7	0.8
Other(s)	248,021	11.2	248,130	11.0	(0.0)

Total	2,223,175	100.0	2,247,924	100.0	(1.1)
Deposit premiums from policyholders	254,200	11.4	272,000	12.1	(6.5)

Note 1. Numbers are after elimination of inter-segment transactions. The numbers before elimination of inter-segment transactions are as follows. For the year ended March 31, 2004; net premiums written 1,943,630 million yen, net claims paid 956,952 million yen, direct premiums written 2,223,196 million yen. For the year ended March 31, 2003; net premiums written 1,896,654 million yen, net claims paid 927,341 million yen, direct premiums written 2,247,939 million yen.

Note 2. “Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return. (Includes deposit premiums from policyholders.)

Consolidated Financial Statements

Consolidated Balance Sheet

	(Yen in millions except percentages)
	As of March 31, 2004		As of March 31, 2003		Increase/
	Amount	Ratio	Amount	Ratio	Decrease
		%		%
Assets
Cash, deposits and savings	667,862	6.07	503,339	5.06	164,522
Call loans	561,100	5.10	440,093	4.42	121,007
Deposit for bond lending transactions	30,750	0.28	61,837	0.62	(31,087)
Monetary receivables bought	106,848	0.97	86,028	0.86	20,820
Money trust	63,784	0.58	73,786	0.74	(10,002)
Securities	7,837,556	71.21	6,810,742	68.48	1,026,813
Loans	588,695	5.35	705,551	7.09	(116,855)
Property and equipment	370,171	3.36	373,068	3.75	(2,897)
Other assets	764,822	6.95	809,571	8.14	(44,748)
Deferred tax assets	23,477	0.21	108,296	1.09	(84,819)
Consolidated adjustment account	17,460	0.16	—	—	17,460
Customers’ liabilities under acceptances and guarantees	2,117	0.02	20,408	0.21	(18,291)
Reserve for bad debts	(28,389)	(0.26)	(46,914)	(0.47)	18,524

Total assets	11,006,256	100.00	9,945,809	100.00	1,060,446

Liabilities
Underwriting funds	7,113,800	64.63	6,609,234	66.45	504,565
Outstanding claims	718,691		701,685		17,005
Underwriting reserves	6,395,109		5,907,548		487,560
Bonds issued	199,056	1.81	172,225	1.73	26,831
Other liabilities	749,209	6.81	912,261	9.17	(163,052)
Reserve for retirement benefits	186,903	1.70	188,951	1.90	(2,048)
Reserve for employees’ bonuses	20,641	0.19	19,603	0.20	1,038
Reserve under the special law	65,939	0.60	52,574	0.53	13,364
Reserve for price fluctuation	65,939		52,574		13,364
Deferred tax liabilities	204,146	1.85	3,364	0.03	200,782
Consolidated adjustment account	151,966	1.38	160,407	1.61	(8,441)
Acceptances and guarantees	2,117	0.02	20,408	0.21	(18,291)

Total liabilities	8,693,781	78.99	8,139,031	81.83	554,750

Minority interest	1,651	0.02	1,844	0.02	(193)

Stockholders’ equity
Common stock	150,000	1.36	150,000	1.51	—
Additional paid-in capital	306,366	2.78	306,624	3.08	(257)
Retained earnings	872,093	7.92	776,909	7.81	95,183
Unrealized gains on investments, net of taxes	1,092,930	9.93	592,420	5.96	500,510
Foreign currency translation adjustments	(23,859)	(0.22)	(13,358)	(0.13)	(10,501)
Treasury stock	(86,707)	(0.79)	(7,662)	(0.08)	(79,044)

Total stockholders’ equity	2,310,823	21.00	1,804,933	18.15	505,890

Total liabilities, minority interest and stockholders’ equity	11,006,256	100.00	9,945,809	100.00	1,060,446

Consolidated Statement of Income

	(Yen in millions except percentages)
	For the year ended		For the year ended
	March 31, 2004		March 31, 2003		Increase/
	Amount	Ratio	Amount	Ratio	Decrease
Ordinary income and expenses
Ordinary income	2,775,718	100.00	2,929,011	100.00	(153,292)
Underwriting income	2,578,091	92.88	2,644,240	90.28	(66,148)
Net premiums written	1,943,609		1,896,639		46,970
Deposit premiums from policyholders	254,200		272,000		(17,799)
Investment income on deposit premiums from policyholders	68,094		69,631		(1,536)
Life insurance premiums	310,892		404,650		(93,758)
Other underwriting income	1,293		1,318		(24)
Investment income	160,973	5.80	249,124	8.51	(88,151)
Interest and dividends received	138,532		155,522		(16,990)
Profit on investment in money trusts	2,947		494		2,453
Profit on sale of securities	55,233		123,414		(68,180)
Profit on redemption of securities	1,669		7,411		(5,741)
Profit on derivative transactions	28,554		28,977		(423)
Other investment income	2,131		2,936		(804)
Transfer of investment income on deposit premiums	(68,094)		(69,631)		1,536
Other ordinary income	36,653	1.32	35,646	1.22	1,007
Amortization of goodwill	8,404		8,421		(16)
Equity earnings of affiliated companies	42		737		(695)
Other ordinary income	28,206		26,487		1,719
Ordinary expenses	2,583,969	93.09	2,828,138	96.56	(244,169)
Underwriting expenses	2,169,566	78.16	2,307,659	78.79	(138,092)
Net claims paid	956,952		927,341		29,610
Loss adjustment expenses	76,260		74,768		1,492
Agency commissions and brokerage	333,593		336,037		(2,443)
Maturity refunds to policyholders	422,588		544,648		(122,060)
Dividends to policyholders	70		69		1
Life insurance claims	28,095		26,140		1,954
Provision for outstanding claims	17,865		37,106		(19,241)
Provision for underwriting reserves	327,703		356,988		(29,285)
Other underwriting expenses	6,436		4,558		1,878
Investment expenses	39,856	1.44	142,491	4.86	(102,634)
Loss on investment in money trusts	2,149		2,993		(844)
Loss on trading securities	678		160		518
Loss on sale of securities	20,804		31,923		(11,119)
Loss on revaluation of securities	10,786		106,879		(96,092)
Loss on redemption of securities	3,741		188		3,553
Other investment expenses	1,696		345		1,350
Underwriting and general administrative expenses	367,492	13.24	371,285	12.68	(3,793)
Other ordinary expenses	7,053	0.25	6,702	0.23	351
Interest paid	2,789		4,023		(1,234)
Loss on bad debts	242		70		171
Amortization of deferred assets under Article 133 of Insurance Business Law	—		192		(192)
Other ordinary expenses	4,021		2,415		1,606

Ordinary profit	191,748	6.91	100,872	3.44	90,876

Extraordinary gains and losses
Extraordinary gains	2,951	0.11	7,114	0.24	(4,163)
Profit on sale of properties	2,951		7,114		(4,163)
Extraordinary losses	30,481	1.10	28,475	0.97	2,006
Loss on sale of properties	1,715		9,065		(7,350)
Provision for reserve under the special law	13,363		13,970		(606)
Provision for reserve for price fluctuation	13,363		13,970		(606)
Extra write-off against profit on sale of properties	0		0		0
Integration costs	—		4,659		(4,659)
Merger related costs	8,308		—		8,308
Loss on revaluation of stock of subsidiaries	5,794		—		5,794
Other extraordinary losses	1,297		778		519

Income before income taxes	164,218	5.92	79,511	2.71	84,707
Income taxes — current	49,898	1.80	92,384	3.15	(42,485)
Income taxes — deferred	2,729	0.10	(69,661)	(2.38)	72,390
Minority interest	169	0.01	172	0.01	(2)

Net income	11,421	4.01	56,616	1.93	54,804

Consolidated Statement of Additional paid-in capital and Retained earnings

	(Yen in millions)
	For the year ended	For the year ended	Increase/
	March 31, 2004	March 31, 2003	Decrease
Additional paid-in capital:
Additional paid-in capital at beginning of period	306,624	38,782	267,841
Increase in additional paid-in capital	—	267,841	(267,841)
Increase due to share transfer	—	266,210	(266,210)
Profit on sales of treasury stocks	—	1,630	(1,630)
Decrease in additional paid-in capital	257	—	257
Loss on sales of treasury stocks	257	—	257
Additional paid-in capital at end of period	306,366	306,624	(257)

Retained earnings:
Retained earnings at beginning of period	776,909	738,446	38,463
Increase in retained earnings	113,695	56,616	57,078
Net income	111,421	56,616	54,804
Increase in connection with newly consolidated subsidiaries	413	—	413
Increase in connection with merger of subsidiaries	5	—	5
Other increases	1,853	—	1,853
Decrease in retained earnings	18,511	18,153	358
Dividends	18,491	16,381	2,109
Directors’ bonuses	20	120	(100)
Decrease in connection with newly consolidated subsidiaries	—	942	(942)
Other decreases	—	708	(708)
Retained earnings at end of period	872,093	776,909	95,183

Notes: 1.	All of directors’ bonuses are for directors.

2.	Other decreases relate to revaluation of assets in accordance with accounting standard of the foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

Consolidated Statement of Cash Flows

		(Yen in millions)
		For the year ended	For the year ended	Increase/
		March 31, 2004	March 31, 2003	Decrease
I.	Cash flows from operating activities:
	Income before income taxes	164,218	79,511	84,707
	Depreciation	17,894	18,921	(1,027)
	Amortization of goodwill	(8,404)	(8,421)	16
	Increase (decrease) in outstanding claims	17,898	37,220	(19,322)
	Increase (decrease) in underwriting reserves	324,857	354,136	(29,278)
	Increase (decrease) in reserve for bad debts	(18,502)	(15,727)	(2,774)
	Increase in reserve for retirement benefits	(2,130)	(9,398)	7,268
	Increase in reserve for employees’ bonuses	970	1,527	(557)
	Increase in reserve for price fluctuation	13,363	13,970	(606)
	Interest and dividend income	(138,532)	(155,522)	16,990
	Net (profit) loss on investment securities	(15,439)	8,314	(23,753)
	Interest expenses	2,789	4,023	(1,234)
	Gain (loss) on foreign exchange	(2,068)	566	(2,635)
	Loss (profit) related to properties	(202)	2,152	(2,355)
	Investment income (loss) under the equity method	(42)	(737)	695
	Increase in other assets	62,193	(9,410)	71,604
	(other than investing and financing activities)
	Increase in other liabilities	(100,524)	53,576	(154,100)
	(other than investing and financing activities)
	Others	9,617	8,549	1,068
	Sub-total	327,957	383,254	(55,296)
	Interest and dividends received	163,705	175,393	(11,688)
	Interest paid	(2,885)	(2,508)	(377)
	Income taxes (paid) refunded	(137,913)	(112,933)	(24,980)
	Net cash provided by operating activities	350,863	443,205	(92,342)

II.	Cash flows from investing activities:
	Net decrease in deposit and savings	(4,053)	5,605	(9,659)
	Purchases of monetary receivables bought	(33,259)	(32,979)	(280)
	Proceeds from sales and redemption of monetary receivables bought	35,378	55,816	(20,438)
	Increase in money trusts	(30,893)	(10,050)	(20,843)
	Decrease in money trusts	41,894	35,605	6,288
	Purchases of investment securities	(1,862,822)	(2,475,069)	612,246
	Proceeds from sales and redemption of securities	1,802,288	1,578,920	223,368
	Loans made	(192,104)	(206,174)	14,070
	Proceeds from collection of loans receivable	303,243	331,555	(28,311)
	Increase in cash received under securities lending transactions	11,690	39,740	(28,050)
	Others	(215)	(534)	318
	Subtotal (II(a))	71,146	(677,562)	748,708
	Subtotal (I+II(a))	422,009	(234,356)	656,365
	Purchases of property and equipment	(18,447)	(15,707)	(2,739)
	Proceeds from sales of property and equipment	5,699	12,776	(7,076)
	Payments related to acquisition of subsidiaries	(13,295)	—	(13,295)
	Net cash provided by (used in) investing activities	45,103	(680,493)	725,597

III.	Cash flows from financing activities:
	Proceeds from borrowing	11,820	592	11,227
	Payments of borrowing	(8,837)	(20)	(8,817)
	Proceeds from issuance of bond	50,514	45,695	4,818
	Redemption of bond	(21,440)	(14,325)	(7,115)
	Increase in the deposits received for bond lending transactions	43,974	—	43,974
	Repurchases of the Company’s own shares	(79,451)	5,141	(84,592)
	Dividends paid	(18,483)	(16,396)	(2,087)
	Dividends paid by subsidiaries to minority shareholders	(35)	(146)	111
	Payments related to acquisition by subsidiaries of their own shares	—	(4,196)	4,196
	Other	572	—	572
	Net cash provided by financing activities	(21,366)	16,344	(37,711)

IV.	Effect of exchange rate changes on cash and cash equivalents	(4,890)	(8,860)	3,969

V.	Net increase (decrease) in cash and cash equivalents	369,709	(229,803)	599,512

VI.	Cash and cash equivalents at beginning of period	932,064	962,369	(30,305)

VII.	Net increase in cash and cash equivalents due to share transfer	—	175,741	(175,741)

VIII.	Net increase in cash and cash equivalents due to newly consolidated subsidiaries	9,923	23,756	(13,833)

IX.	Net increase in cash and cash equivalents due to merger of subsidiaries	444	—	444

X.	Cash and cash equivalents at end of period	1,312,141	932,064	380,077

Basis of Presentation and Significant Accounting Policies

1.	Scope of consolidation

(1)	Number of consolidated subsidiaries — 16 companies
The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”)
The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”)
Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)
Skandia Life Insurance Company (Japan) Limited (“Skandia Life”)
Tokio Marine Asset Management Company, Limited
Tokio Marine & Nichido Career Service Co., Ltd.
Trans Pacific Insurance Company
Tokio Marine Europe Insurance Limited
Tokio Marine Global Re Limited
Millea Asia Pte. Ltd.
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
Tokio Marine Brasil Seguradora S.A.
Tokio Millennium Re Ltd.
Nichido Investment (Luxembourg) S.A.
Tokio Marine Financial Solutions Ltd.

a.	The Tokio Marine Life Insurance Company, Limited merged with The Nichido Life Insurance Company, Limited on October 1, 2003 and was renamed Tokio Marine & Nichido Insurance Co., Ltd.
b.	Skandia Life was included in the scope of consolidation from the fiscal year ended March 31, 2004, since Tokio Marine acquired all outstanding shares of Skandia Life on February 2, 2004. Skandia Life was renamed Tokio Marine & Nichido Financial Life Co., Ltd. as of April 2, 2004.
c.	Tokio Marine & Nichido Career Service Co., Ltd. was established as a result of the merger of the Tokio Marine Carrier Service, which is one of the consolidated subsidiaries, and Tokai Business Service, FLORA Staff and Nichido Fire Career Service, which are unconsolidated companies, as of July 1, 2003.
d.	Millea Asia Pte. Ltd. was included in the scope of consolidation from the fiscal year ended March 31, 2004 because the company has gained importance.

(2)	Names of major non-consolidated subsidiaries

The Tokio Marine Claims Research Co., Ltd. and European Nichido Insurance Company Limited are included in the Millea Holdings’ non-consolidated subsidiaries.

Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. Moreover, as such non-consolidated subsidiaries are not considered so material as to affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the scope of consolidation.

2.	Application of the equity method

(1)	Number of affiliates applying the equity method — 1 company
(Name of company)
First Insurance Company of Hawaii, Ltd.

(2)	The non-consolidated subsidiaries (The Tokio Marine Claims Research Co., Ltd., European Nichido Insurance Company Limited, etc.) and other affiliates (Tokio Marine Malayan Insurance Co., Inc., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period as well as retained earnings, respectively, and also are considered less material as a whole.

(3)	Millea Holdings owns 26.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through domestic property and casualty insurance consolidated subsidiaries. Millea Holdings does not include Japan Earthquake Reinsurance Co., Ltd. in its affiliates since it believes that it does not have a significant material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations, etc., taking into account the high public nature of the company.

(4)	With regard to any companies which are accounted for by the equity method recorded with a different closing date from that of the consolidated financial statements, the financial statements of the relevant companies for their fiscal year are used for presentation in the consolidated financial results.

3.	Closing date of consolidated subsidiaries

The closing date of a fiscal year for one domestic consolidated subsidiary and ten overseas consolidated subsidiaries is December 31. Since the difference in the closing date does not exceed three months, the financial statements of the relevant consolidated subsidiaries as of December 31 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the consolidated closing date, necessary adjustments are made for the purpose of consolidation.

4.	Accounting policies

(1)	Valuation standards and methods for marketable securities

a.	Trading securities are valued by the mark-to-market method, and costs of their sales are calculated based on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JIPCA”), November 16, 2000.

The summary of the risk management policy concerning debt securities earmarked for policy reserve is as follows. In order to adequately manage interest rate risk related to assets and liabilities, the Company has established as a subsection “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, and the Company’s policy is to match the duration of the policy reserve in such subsection with the duration of debt securities earmarked for policy reserve within a certain range.

d.	Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	The valuation of the securities held in individually managed money trusts that are mainly invested in securities for trading is accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)	Accounting policies for significant reserve and allowance

a.	Reserve for bad debts

In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situation in the counterpart countries are accounted for as reserve for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserve for bad debts is accounted for based on such assessment results as stated above.

b.	Reserve for retirement benefits

To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount recognized to be incurred at the end of the fiscal year based on the projected retirement benefit obligations and related pension assets at the end of the fiscal year.

Prior service costs are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (15 years) within the average remaining service years of the employees when incurred.

Actuarial differences are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (10-15 years) within the average remaining service years of the employees when incurred.

c.	Reserve for employees’ bonuses

To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d.	Reserve for price fluctuation

Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5)	Accounting for consumption tax, etc.

For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by the tax-excluded method. However, any business expenses and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method. In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

(6)	Accounting for significant lease transactions

Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

(7)	Accounting for significant hedging activities

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine and Tokio Marine & Nichido Life have been engaged in asset liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No. 26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, September 3, 2002 — hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No. 16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2004 is 133,283 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2004 is 25,203 million yen. In addition, Tokio Marine applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related the company’s own bonds, while Tokio Marine & Nichido Life applies the deferred hedge accounting for interest rate swap transactions to hedge any price fluctuation risks of bonds and debentures, respectively. Hedge effectiveness is evaluated by the rate analysis that compares any change in the market value of the hedged instruments with that of the related hedging tools.

(8)	Accounting for deferred assets prescribed in Article 113 of the Insurance Business Law

Calculation of depreciation and amortization of any deferred assets prescribed in Article 113 of the Insurance Business Law for Skandia Life is made in accordance with the relevant provision of laws, regulations and its Articles of Incorporation.

(9)	Accounting Standards of overseas subsidiaries

The Company complies with any accounting policies prescribed in the region or country in which the relevant consolidated subsidiaries are located.

5.	Policies concerning the valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are valued by using the all-fair-value method.

6.	Policies concerning consolidation adjustment account

The consolidation adjustment account included in liabilities in the accompanying consolidated balance sheet has been amortized evenly over twenty years. Of the consolidation adjustment account included in shareholders’ equity in the accompanying consolidated balance sheet, any account related to Skandia Life has been amortized evenly over five years from the following fiscal year. A small amount of consolidation adjustment account has been amortized as a whole.

7.	Policies concerning the appropriation of earnings, etc.

The consolidated surplus statement is based on appropriations of earnings or disposition of loss of consolidated subsidiaries, as determined during the fiscal year ended March 31, 2004.

8.	Scope of funds included in the consolidated statements of cash flows

The fund (cash and cash equivalents) included in the consolidated statements of cash flows consist of cash on-hand, demand deposits and short-term investments with original maturities or redemption of 3 months or less at the date of acquisition.

Notes for consolidated balance sheet

1.	Accumulated depreciation of fixed property and other tangible assets amounts to 312,287 million yen and advanced depreciation of such assets is 26,279 million yen. The amount of advanced depreciation deducted from the acquisition cost of fixed property and other tangible assets newly purchased after the receipt of settlement of the claim for the fiscal year ended March 31, 2004 is 0 million yen.

2.	Investments in stocks of non-consolidated subsidiaries and affiliates, etc. are provided as follows.

(Yen in millions)
Securities (equity)	50,252
Securities (partnership)	339

3.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 31,918 million yen. The breakdown is shown as follows.

(1)	The amount of loans to borrowers in bankruptcy is 8,406 million yen. Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2)	The amount of past due loans is 15,326 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3)	The amount of accruing loans contractually past due for three months or more is 10 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4)	The amount of restructured loans is 8,174 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

4.	The value of security pledged assets totals 350,079 million yen in securities and 1,266 million yen in savings deposits. Collateralized debt obligations are held to the value of 906 million yen in outstanding claims, 21,653 million yen in underwriting reserve, and 379 million yen in other debts.

5.	Securities received from bond lending transactions are 30,720 million yen at market value.

6.	Gains or losses on hedge instruments are calculated in net value terms and included in other liabilities. The amount of deferred gross gains and losses on future hedge before calculating in net value terms totals 94,866 million yen and 194,564 million yen, respectively.

7.	Marketable securities include securities lent under loan agreements of 245,370 million yen.

8.	The outstanding balance of committed loans unexecuted is as follows.

(Yen in millions)
Total loan commitments	14,650
Balance of committed loans unexecuted	3,451

Loan commitments unexecuted	11,198

9.	The number of total outstanding shares of the Company is 1,857,048 in common stock.

10.	The total number of treasury stock held by consolidated companies is 68,992 in common stock.

11.	Other assets include deferred assets as prescribed in Article 113 of the Insurance Business Law in the amount of 1,174 million yen.

Notes for consolidated statement of income

Major components of business expenses

(Yen in millions)
Agency commissions, etc.	314,858
Salaries	146,287

Business expenses consist of damage survey costs, operating costs and general administrative expenses, and commissions and brokerage and collection costs, as shown in the accompanying consolidated statement of income.

Notes for consolidated interim statement of cash flows

1.	Differences between cash and cash equivalents at the end of the year and the amounts disclosed in the consolidated balance sheet are provided as follows:

(As of March 31, 2004)
(Yen in millions)
Cash, deposits and savings	667,862
Call loans	561,100
Monetary receivables bought	106,848
Securities	7,837,556
Time deposits with initial term over three months to maturity	(13,080)
Monetary receivables bought not included in cash equivalents	(79,410)
Securities not included in cash equivalents	(7,768,734)

Cash and cash equivalents	1,312,141

2.	Cash flows from investing activities include cash flows arising from asset management relating to the insurance business.

3.	Breakdown of assets and liabilities of a newly consolidated subsidiary

The breakdown of assets and liabilities of a newly consolidated subsidiary, Skandia Life, at the commencement of the consolidation is as follows. The following also shows the acquisition cost of Skandia Life shares and net expense for the acquisition of its shares.

(Yen in millions)
Assets	169,001
Securities	158,135
Consolidated adjustment account	17,460
Liability	(166,123)
Policy reserve	(164,644)

Acquisition cost of Skandia Life shares	20,339
Cash and cash equivalents of Skandia Life	(7,044)

Net expense for the acquisition of Skandia Life shares	13,295

Segment Information

1. Segment information by lines of business

From April 1, 2003 to March 31, 2004

	(Yen in millions)
	Property and
	Casualty	Life	Others	Total	Elimination	Consolidated
I Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from transactions with external customers	2,410,978	346,977	17,802	2,775,759	(40)	2,775,718
(2) Ordinary income arising from internal segment transactions	12,236	144	11,985	24,367	(24,367)	—
Total ordinary income	2,423,215	347,122	29,787	2,800,126	(24,408)	2,775,718
Ordinary expenses	2,232,907	346,620	28,246	2,607,774	(23,804)	2,583,969
Ordinary profit/loss	190,308	502	1,541	192,352	(603)	191,748

II Assets, depreciation costs and capital expenditure
Assets	9,316,395	1,699,087	120,580	11,136,062	(129,806)	11,006,256
Depreciation	17,517	114	262	17,894	—	17,894
Capital expenditure	19,661	180	476	20,318	—	20,318

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty: Underwriting property and casualty insurance and related investment activities

Life: Underwriting life insurance and related investment activities

Others: Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the reclassification of provision of allowance for bad debts in the amount of 39 million yen, which is included in ordinary expenses relating to life segment.

From April 1, 2002 to March 31, 2003

	(Yen in millions)
	Property and
	Casualty	Life	Others	Total	Elimination	Consolidated
I Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from transactions with external customers	2,484,662	451,347	5,591	2,941,601	(12,590)	2,929,011
(2) Ordinary income arising from internal segment transactions	12,221	26	193	12,442	(12,442)	—
Total ordinary income	2,496,884	451,374	5,784	2,954,043	(25,032)	2,929,011
Ordinary expenses	2,393,855	454,912	5,226	2,853,994	(25,855)	2,828,138
Ordinary profit/loss	103,028	(3,537)	558	100,049	822	100,872

II Assets, depreciation costs and capital expenditure
Assets	8,743,112	1,292,266	125,158	10,160,537	(214,728)	9,945,809
Depreciation	18,720	104	98	18,921	—	18,921
Capital expenditure	15,666	130	451	16,248	—	16,248

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty: Underwriting property and casualty insurance and related investment activities
Life: Underwriting life insurance and related investment activities
Others: Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the reclassification of reversal of underwriting reserves of 10,442 million yen, which is included in ordinary income relating to property and casualty segment.

2. Segment information by location

Notes for figures as of March 31, 2004 and March 31, 2003:

Segment information by location is omitted since the “business in Japan” constitutes more than 90% of the aggregated amount of the ordinary income of all segments.

3. Segment information on overseas sales

Notes for figures as of March 31, 2004 and March 31, 2003:

Since overseas sales (ordinary income) constitute less than 10% of the consolidated sales (consolidated ordinary income) respectively, segment information on overseas sales is omitted.

Lease Transactions

Information on this item will be disclosed through EDINET.

Transaction with Related Parties

There is no significant transaction with related parties.

Income tax

1.	Significant portions of deferred tax assets and deferred tax liabilities

	(Yen in millions)
	As of	As of
	March 31, 2004	March 31, 2003
Deferred tax assets
Underwriting reserves	355,993	349,938
Reserve for retirement benefits	62,724	59,872
Outstanding claims	34,433	39,037
Loss on revaluation of securities	24,759	29,338
Unrealized losses on investments		19,808
Reserve for price fluctuation	23,804	18,979
Reserve for bad debts	5,726	12,844
Others	45,569	49,298
Subtotal	553,012	579,117
Allowance	(4,123)	(491)

Total deferred tax assets	548,888	578,626

Deferred tax liabilities
Unrealized gains on investments	(617,780)	(353,273)
Unrealized gains on consolidated subsidiaries	(99,157)	(110,012)
Others	(12,620)	(10,407)

Total deferred tax liabilities	(729,558)	(473,693)

Net deferred tax assets (liabilities)	(180,669)	104,932

2.	Reconciliation between the effective tax rate of the Company and the Japanese statutory income tax rate

	(Percentages)
	As of	As of
	March 31, 2004	March 31, 2003
Japanese statutory tax rate	42.1	42.1
(Adjustment)
Permanent differences such as dividends received	(4.1)	(8.8)
Consolidated adjustment account	(2.2)	(4.5)
Tax rate applied to subsidiaries	(5.2)	(4.1)
Permanent differences such as entertainment expenses	1.6	2.7
Other	(0.1)	1.2

Effective tax rate	32.0	28.6

Securities

1. Trading securities

(Yen in millions)
	As of March 31, 2004		As of March 31, 2003
		Valuation losses		Valuation losses
	Carrying	recognized on	Carrying	recognized on
Type	amount	statement of income	amount	statement of income
Securities held for trading	191,836	(627)	25,936	(139)

Note for figures as of March 31, 2004:

The above figures include commercial papers which are presented as monetary receivables bought on the balance sheet. (Carrying amount: 2,999 million yen, valuation losses recognized on statement of income: 0 million yen.)

Note for figures as of March 31, 2003:

Valuation losses regarding the credit transactions in the amount of 6 million yen are included in the investment losses on trading securities. The fair value of securities relating to the transaction in the amount of 1,928 million yen is included in “other liabilities” as borrowed securities.

2. Bonds held to maturity with market value

	(Yen in millions)
	As of March 31, 2004			As of March 31, 2003
	Carrying			Carrying
Type	amount	Market value	Difference	amount	Market value	Difference
Gross unrealized gains
Bonds	534,352	564,366	30,014	875,516	1,028,631	153,114

Gross unrealized losses
Bonds	568,247	524,185	(44,062)	100	100	(0)

Total	1,102,599	1,088,552	(14,047)	875,617	1,028,732	153,114

3. Debt securities earmarked for policy reserve

	(Yen in millions)
	As of March 31, 2004			As of March 31, 2003
	Carrying			Carrying
Type	amount	Market value	Difference	amount	Market value	Difference
Gross unrealized gains
Foreign Securities	3,706	3,718	11	—	—	—

Gross unrealized losses
Foreign Securities	10,185	9,939	(246)	—	—	—

Total	13,891	13,657	(234)	—	—	—

4. “Other securities” with market value

	(Yen in millions)
	As of March 31, 2004			As of March 31, 2003
	Acquisition	Carrying		Acquisition	Carrying
Type	cost	value	Difference	cost	value	Difference
Gross unrealized gains
Bonds	1,546,585	1,589,461	42,876	2,175,641	2,351,262	175,621
Stocks	1,223,248	2,923,117	1,699,869	712,748	1,528,545	815,796
Foreign securities	177,361	194,774	17,412	363,317	393,090	29,773
Others	112,852	122,683	9,831	123,891	128,754	4,862

Subtotal	3,060,047	4,830,036	1,769,989	3,375,599	4,401,653	1,026,053

Gross unrealized losses
Bonds	1,113,689	1,079,644	(34,044)	464,859	462,480	(2,378)
Stocks	71,000	62,447	(8,553)	587,817	503,132	(84,684)
Foreign securities	304,566	287,130	(17,435)	209,758	197,861	(11,896)
Others	33,518	32,425	(1,092)	49,823	47,878	(1,945)

Subtotal	1,522,774	1,461,647	(61,126)	1,312,259	1,211,353	(100,905)

Total	4,582,821	6,291,684	1,708,862	4,687,858	5,613,006	925,148

Notes for figures as of March 31, 2004:

1.	“Others” include foreign mortgage securities (acquisition cost Yen 28,861 million, carrying value Yen 32,360 million, difference Yen 3,499 million) which are presented as monetary receivables bought on the balance sheet.

2.	“Others” include foreign mortgage securities (acquisition cost Yen 22,292 million, carrying value Yen 21,307 million, difference Yen (984) million) which are presented as monetary receivables bought on the balance sheet.

3.	Impairment loss amounting to Yen 978 million were recognized for “Other securities” with market value.

Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of March 31, 2003:

1.	“Others” include foreign mortgage securities (acquisition cost Yen 50,383 million, carrying value Yen 53,194 million, difference Yen 2,810 million) which are presented as monetary receivables bought on the balance sheet.

2.	“Others” include commercial papers (acquisition cost Yen 5,507 million, carrying value Yen 5,393 million, difference Yen (113) million) which are presented as monetary receivables bought on the balance sheet.

3.	Impairment loss amounting to Yen 103,039 million were recognized for “Other securities” with market value.

Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

5. Bonds held to maturity sold in this period

     None

6. Debt securities earmarked for policy reserve sold in this period

     None

7. Other securities sold in this period

(Yen in millions)
	As of March 31, 2004			As of March 31, 2003
		Total gains	Total losses		Total gains	Total losses
	Sale amount	on sale	on sale	Sale amount	on sale	on sale
Other securities	1,056,752	55,409	21,042	855,153	123,467	32,005

Note for figures as of March 31, 2004:

The above figures include amounts relating to foreign mortgage securities which are presented as monetary receivables bought on the balance sheet. (Sale amount: 11,359 million yen, gains on sale: 176 million yen, losses on sale 237 million yen.)

Note for figures as of March 31, 2003:

The above figures include amounts relating to foreign mortgage securities which are presented as monetary receivables bought on the balance sheet. (Sale amount: 2,998 million yen, gains on sale: 0 million yen, losses on sale 81 million yen.)

8. Principal securities not stated at market value

(1)	Bonds held to maturity

None

(2)	Debt securities earmarked for policy reserve

None

(3)	Other securities

	(Yen in millions)
	As of	As of
	March 31, 2004	March 31, 2003
Bonds	652	599
Stocks	130,659	189,747
Foreign securities	56,354	54,253
Others	248,238	148,320

Note for figures as of March 31, 2004:

“Others” include negotiable deposits (Yen 165,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 26,944 million) which are included in “Monetary receivables bought” on the balance sheet.

Note for figures as of March 31, 2003:

“Others” include negotiable deposits (Yen 84,812 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (Yen 4,959 million) which are included in “Monetary receivables bought” on the balance sheet.

9. Changes in the purpose of investment held for the period

None

10. Redemption of marketable securities with maturities and debt securities earmarked for policy reserve

	As of March 31, 2004
	Within 1	1 to 5	5 to 10	Over 10
	year	years	years	years
Government bonds	499,429	380,168	359,059	1,836,111
Municipal bonds	28,139	93,513	47,997	2,878
Corporate bonds	122,979	277,034	103,474	21,571
Foreign securities	84,603	234,854	80,474	14,085
Other securities	195,545	28,105	962	23,475

Total	930,697	1,013,675	591,967	1,898,122

	As of March 31, 2003
	Within 1	1 to 5	5 to 10	Over 10
	year	years	years	years
Government bonds	239,362	537,350	372,500	1,648,761
Municipal bonds	35,350	155,763	61,193	—
Corporate bonds	116,923	322,139	177,252	23,362
Foreign securities	66,886	252,267	131,342	16,879
Other securities	121,858	36,330	3,254	11,103

Total	580,380	1,303,851	745,542	1,700,108

Note for figures as of March 31, 2004:

“Others” include negotiable deposits (“Within 1 year”: Yen 165,000 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (“Within 1 year”: Yen 29,561 million, “1 to 5 years”: Yen 27,516 million, “5 to 10 years”: Yen 647 million, “Over 10 years”: Yen 22,887 million) which are included in “Monetary receivables bought” on the balance sheet.

Note for figures as of March 31, 2003:

“Others” include negotiable deposits (“Within 1 year”: Yen 84,453 million, “1 to 5 years”: Yen 359 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (“Within 1 year”: Yen 14,084 million, “1 to 5 years”: Yen 34,409 million, “5 to 10 years”: Yen 3,161 million, “Over 10 years”: Yen 10,512 million) which are included in “Monetary receivables bought” on the balance sheet.

Money trusts

1. Money trusts held for trading purposes

	As of March 31, 2004		As of March 31, 2003
Item	Acquisition cost	Difference	Acquisition cost	Difference
Money trusts	55,961	1,320	30,196	(1,736)

2. Money trusts held to maturity

     None

3. Money trusts other than that held to maturity or that held for trading purposes

(Yen in millions)
As of March 31, 2004
Item	Acquisition cost	Carrying Value	Difference
Money trusts	—	—	—

	As of March 31, 2003
Item	Acquisition cost	Carrying Value	Difference
Money trusts	44,058	43,489	(568)

Notes for figures as of March 31, 2004:

1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 7,822 million yen are carried at their original cost at March 31, 2004.

Notes for figures as of March 31, 2003:

1.	Other than above, money trusts in the amount of 101 million yen are carried at their original cost at March 31, 2003.

2.	Impairment losses amounting to 3,181 million yen were recognized for “Money trusts other than that held to maturity or that held for trading purposes” with market value for the year ended March 31, 2003. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Information on derivatives

1.	Derivative transactions

(1)	Details of transactions

Millea Holdings’ consolidated subsidiaries are mainly engaged in the following derivative transactions.

a.	Currency-related transactions: Foreign exchange contracts, currency swaps, currency options, etc.

b.	Interest rate-related transactions: Interest rate futures options, interest rate swaps, etc.

c.	Equity-related transactions: Equity index futures, equity index options, equity options, etc.

d.	Bond-related transactions: Bond futures, bond futures options, etc.

e.	Other transactions: Credit derivatives, weather derivatives, etc.

(2)	Objectives and policies of transactions

The main purposes of the derivative transactions are as follows.

a.	Risk management related to assets and liabilities held by the Millea Holdings’ consolidated subsidiaries

In order to adequately control the risk related to assets and liabilities held by the consolidated subsidiaries (ALM: Asset and Liability Management) and reduce any losses arising from fluctuation in future interest rates, exchange rates and stock prices, such consolidated subsidiaries carry out various derivative transactions.

b.	Acquisition of interest income

The consolidated subsidiaries engage in various derivative transactions in order to maximize interest income within a certain range of risks.

c.	Response to customer needs

The consolidated subsidiaries carry out various derivative transactions in order to provide a wide range of financial instruments that meet customers’ hedging needs as well as their diverse and complex investment/procurement needs.

The actual transactions are carried out in accordance with the “Guidelines” under which purposes of derivatives, types of financial instruments, notional principal, specific risk limits, and actions taken against any losses arising from such transactions, etc. are classified and prescribed according to each investment style.

(3)	Details of risks related derivative transactions

Derivative transactions involve market risks and credit risks. Market risks include risks that the consolidated subsidiaries may incur losses arising from fluctuation in future prices of the relevant financial instruments (interest rates, exchange rates and stock prices). Major consolidated subsidiaries have established risk management systems, under which such consolidated subsidiaries comprehensively control risks relating to derivative transactions as well as assets and liabilities, and quantify such market risks by way of VaR method, etc.

Credit risks include risks that such consolidated subsidiaries may incur losses when their counter-parties in derivative transactions fail to perform obligations set forth in the initial agreements due to insolvency or otherwise, other than any losses arising from deterioration of the credit standing of trade reference stated in credit derivative agreements, etc. Major consolidated subsidiaries controls such credit risks by periodically computing credit risks based on market values. If such counter-parties are financial institutions, etc., with which transactions have been frequently carried out, such consolidated subsidiaries adopt necessary actions to reduce credit risks (e.g. conclusion of netting agreements).

(4)	Risk management system

The Risk Management Department of Tokio Marine, a department in charge of risk management which is independent of transaction-related departments, first checks transaction information and requests for managerial decisions against transaction reports provided by financial institutions and brokerages, and then approves such transaction data. Any risk position determined based upon such approved data are evaluated at market value from time to time, and the Risk Management Department determines interest income and risk volume related to derivative transactions together with off-balance transactions, and reports them to a director in charge on a monthly basis.

In addition, as for the risk position of derivative transactions, the Risk Management Department thoroughly reviews whether such position is determined in accordance with the purposes of derivatives, types of financial instruments, notional principal, specific risk limits and actions taken against any losses arising from such derivative transactions classified and expressly stated by investment style in the “Guidelines” or whether details of such risk position falls within the authority of transaction-related departments, and then reports the results of such review to a director in charge on a monthly basis.

Other consolidated subsidiaries have also established similar risk management structure as described above.

(5)	Notes on contract amount, fair value and unrealized gains/losses of financial derivative instruments

a.	Notional principal (contract amount)

“Contract amount” as shown in the tables set forth in the following section is a nominal contract amount or notional principal of derivative transactions. The amount itself does not represent market risk or credit risk of derivative transactions.

b.	Unrealized gains/losses

Derivative transactions effected for a purpose other than investment gains are conducted for ALM (asset and liability management) purposes. They are used to supplement actual assets and to control market risk. It is therefore necessary to take into account the state of assets and liabilities as a whole, as well as unrealized gains/losses of derivative transactions, to determine the profitability and financial soundness.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
				Unrealized				Unrealized
	Contract amount		Fair value	gain/(loss)	Contract amount		Fair value	gain/(loss)
		Over 1 year				Over 1 year
Over-the-counter transactions:
Foreign exchange forwards
Short
USD	84,797	—	1,899	1,899	103,325	—	(1,011)	(1,011)
GBP	2,611	—	46	46	20,908	—	(766)	(766)
EUR	25,496	—	134	134	14,005	—	(171)	(171)
HKD	—	—	—	—	8,409	—	(96)	(96)
CAD	6,561	—	(128)	(128)	251	—	4	4
Long
USD	12,141	—	(42)	(42)	11,277	—	(1)	(1)
GBP	1,731	—	(17)	(17)	4,350	—	0	0
EUR	2,547	—	34	34	7,618	—	91	91
Currency swaps
Pay Foreign/Rec. Yen
USD	375,536	255,673	9,641	9,641	380,426	341,062	(378)	(378)
EUR	43,397	43,397	(25)	(25)	6,902	6,902	238	238
AUD	20,000	20,000	(3,198)	(3,198)	20,000	20,000	(1,414)	(1,414)
Pay Yen/Rec. Foreign
USD	209,343	136,413	(12,449)	(12,449)	280,863	183,914	1,123	1,123
EUR	37,273	37,273	658	658	4,400	4,400	(265)	(265)
AUD	3,000	—	129	129	—	—	—	—
Pay Foreign/ Rec. Foreign
Pay EUR/Rec. USD	1,604	1,604	(85)	(85)	—	—	—	—
Pay AUD/Rec. USD	3,192	—	(46)	(46)	5,398	—	(35)	(35)
Pay USD/Rec. AUD	—	—	—	—	5,348	—	6	6
Pay USD/Rec. EUR	—	—	—	—	9,608	—	278	278
Currency options
Long
Call
USD	75	75			75	75
	4	4	2	(1)	4	4	9	4
Put
USD	256	235			277	256
	15	14	0	(15)	16	15	0	(16)

Total	829,567	494,673	(3,445)	(3,465)	883,448	556,611	(2,389)	(2,410)

Notes:	1.	The fair value of the foreign exchange forwards agreements at end of period is based on the futures’ market price.

	2.	The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.

	3.	The fair value of foreign currency options contracts is based on an option pricing model.

	4.	For foreign currency options, option premiums are shown beneath the contract amount of the option.

	5.	Those instruments to which hedge accounting are applied are not included in the table.

(2) Interest rate-related instruments

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
			Market/Fair	Unrealized			Market/Fair	Unrealized
	Contract amount		value	gain/(loss)	Contract amount		value	gain/(loss)
		Over 1				Over 1
		year				year
Market transactions:
Interest futures
Short	1,291	—	(11)	(11)	—	—	—	—
Long	1,285	—	14	14	—	—	—	—
Over-the-counter transactions:
Interest forwards
Long	—	—	—	—	49,999	—	(12)	(12)
Interest options
Short
Cap	63,501	42,585			48,606	48,606
	458	325	295	163	113	113	23	90
Swaption	13,000	13,000			1,999	—
	—	—	247	(247)	66	—	129	(63)
Long
Cap	36,139	12,819			27,544	27,544
	360	297	260	(99)	7	7	34	27
Floor	3,929	1,819			8,614	2,614
	92	36	118	25	86	0	224	138
Swaption	4,000	4,000			3,999	—
	—	—	151	151	102	—	246	144
Interest rate swap
Pay.float/Rec.fix	4,175,414	3,789,065	164,920	164,920	3,947,578	3,436,590	307,869	307,869
Pay.fix/Rec.float	3,079,367	2,714,697	(85,055)	(85,055)	2,931,107	2,444,416	(188,391)	(188,391)
Pay.float/Rec.float	220,280	170,430	(16)	(16)	285,020	199,041	(323)	(323)
Pay.fix/Rec.fix	1,200	1,200	30	30	1,106	200	(19)	(19)

Total	7,599,411	6,749,617	80,956	79,876	7,305,577	6,159,013	119,781	119,458

Notes:	1.	The fair value of the interest future at the end of period is based on the closing price at major stock exchanges.

	2.	The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.

	3.	The fair value of interest options transactions is based on an option pricing model.

	4.	For interest options, option premiums are shown beneath the contract amount of the option.

	5.	Interest rate swaps to which hedge accounting is applied are as follows.

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
			Market/Fair	Deferred hedge			Market/Fair	Deferred hedge
	Contract amount		value	gains (losses)	Contract amount		value	gains (losses)
		Over 1				Over 1
		year				year
Deferred hedge accounting in accordance with Report No. 16	—	—	—	—	2,965,000	2,709,200	114,973	114,973
Deferred hedge accounting in accordance with Report No. 26	422,900	394,900	12,760	(22,509)	—	—	—	—
The balance of deferred hedge accounting in accordance with Report No. 16 are shown beneath deferred hedge accounting.				37,752				—
Other deferred hedge accounting	53,100	53,100	3,743	3,743	53,500	53,500	5,677	5,677

Total	476,000	448,000	16,504	18,986	3,018,500	2,762,700	120,651	120,651

	(Yen in Millions)
	As of March 31, 2004	As of March 31, 2003
	deferred hedge gains	deferred hedge gains
	(losses)	(losses)
Unamortized portion of deferred hedge gains in accordance with Report No. 16 under transitional treatment of Report No. 26	95,530	43,512
Deferred gains which resulted from cancellation of derivatives for hedge purpose.	(14,819)	1,966

Total	80,710	45,479

Report No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)

Report No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
			Market/Fair	Unrealized			Market/Fair	Unrealized
	Contract amount		value	gain/(loss)	Contract amount		value	gain/(loss)
		Over 1				Over 1
		year				year
Market transactions:
Equity index futures
Short	26,458	—	(1,041)	(1,041)	13,631	—	632	632
Long	1,531	—	15	15	—	—	—	—
Over-the-counter transactions
Equity index options
Short
Call	12,357	12,357			10,087	—
	254	254	126	127	1,237	—	—	1,237
Put	539	539			—	—
	33	33	17	15	—	—	—	—
Long
Call	12,377	12,377			10,087	—
	220	220	116	(103)	1,612	—	—	(1,612)
Put	617	617			—	—
	65	65	37	(28)	—	—	—	—
Equity options
Short
Call	—	—			3,538	—
	—	—	—	—	—	—	2	(2)
Put	1,345	—			4,198	—
	79	—	108	(29)	219	—	221	(1)
Long
Call	171	171			3,709	171
	34	34	34	—	34	34	36	2
Put	1,345	—			4,198	—
	41	—	108	66	127	—	221	93

Total	56,744	26,062	(476)	(977)	49,451	171	1,113	348

Notes:	1.	The market value of the equity index futures as of the end of period is based on the closing price of the primary stock exchanges.

	2.	The fair value of option contracts on individual equities is quoted from counter monetary facilities.

	3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(4) Bond-related instruments

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
				Unrealized				Unrealized
	Contract amount		Market value	gain/(loss)	Contract amount		Market value	gain/(loss)
		Over 1				Over 1
		year				year
Market transactions:
Bond futures
Short	21,529	—	5	5	22,064	—	(30)	(30)
Long	12,167	—	83	83	—	—	—	—

Total	33,696	—	89	89	22,064	—	(30)	(30)

Notes:	The market value of the bond futures as of the end of period is based on the closing price at the primary stock exchanges.

(5) Weather-related instruments

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
				Unrealized				Unrealized
	Contract amount		Fair value	gain/(loss)	Contract amount		Fair value	gain/(loss)
		Over 1				Over 1
		year				year
Over-the-counter transactions:
Weather derivatives
Short	3,627	1,594			31	—
	95	69	53	41	8	—	5	2

Total	3,627	1,594	53	41	31	—	5	2

Notes:	1.	The fair value of the weather-related instruments is calculated based on weather conditions, contract terms and other factors relating to derivative transactions.

	2.	The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
				Unrealized				Unrealized
	Contract amount		Fair value	gain/(loss)	Contract amount		Fair value	gain/(loss)
		Over 1				Over 1
		year				year
Over-the-counter transactions:
Credit derivatives
Short	1,981,668	1,978,668	(167)	(167)	1,889,836	1,872,332	(16,356)	(16,356)
Long	400,337	400,337	(6,221)	(6,221)	420,566	420,566	2,868	2,868

Total	2,382,005	2,379,005	(6,389)	(6,389)	2,310,402	2,292,898	(13,487)	(13,487)

Notes:	The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.

(7) Commodity-related instruments

	(Yen in Millions)
	As of March 31, 2004				As of March 31, 2003
				Unrealized				Unrealized
	Contract amount		Fair value	gain/(loss)	Contract amount		Fair value	gain/(loss)
		Over 1				Over 1
		year				year
Over-the-counter transactions:
Commodity swaps
Pay Commodity indices/Rec. fixed price	25,946	25,946	(1,119)	(1,119)	521	521	21	21
Pay fixed price/Rec. Commodity indices	24,109	24,109	1,400	1,400	509	509	(10)	(10)
Pay variable indices/Rec. Commodity indices	3,347	3,347	156	156	1,832	1,832	34	34

Total	53,404	53,404	437	437	2,864	2,864	45	45

Notes: The fair value of the Commodity swap transactions at the end of period is calculated mainly using internal evaluation model.

Retirement benefits

1.	Outline of the retirement and severance benefit plans

Tokio Marine, Nichido Fire and other five consolidated subsidiaries have an unfunded lump-sum payment retirement plan covering substantially all employees.

Under the plan, Tokio Marine employees are entitled to lump-sum payments based on the points which each employee acquired through service and Nichido Fire employees are entitled to lump-sum payments based on salary, working period and reasons for retirement at the time of retirement

Tokio Marine has an unfunded lump-sum payment retirement plan, which is pursuant to the Japanese Welfare Pension Insurance Law and Nichido Fire has defined benefit plan.

2.	Breakdown of retirement benefits liabilities

	(Yen in millions)
	As of	As of
	March 31, 2004	March 31, 2003
a. Retirement benefit liabilities	(499,573)	(472,396)
b. Pension assets	199,334	175,558

c. Unaccrued retirement benefit liabilities (a+b)	(300,238)	(296,837)
d. Unappropriated differences from accounting changes	—	—
e. Unrecognized actuarial difference	139,443	138,697
f. Unrecognized prior service costs	(26,107)	(30,811)

g. Net of above on balance sheet (c+d+e+f)	(186,903)	(188,951)
h. Prepaid pension expenses	—	—

i. Reserve for retirement benefits (g-h)	(186,903)	(188,951)

3.	Breakdown of retirement expenses

	(Yen in millions)
	For the fiscal year	For the fiscal year
	ended March 31, 2004	ended March 31, 2003
a. Service expenses	20,720	17,644
b. Interest expenses	9,270	10,283
c. Expected investment income	(3,250)	(3,107)
d. Differences in change in accounting method	—	—
e. Differences in accounting charged off	10,035	7,055
f. Past service expenses charged off	(2,170)	(2,351)

g. Retirement benefit expenses (a+b+c+d+e+f)	34,605	29,524

4.	Accounting for retirement benefit liabilities

	For the fiscal year	For the fiscal year
	ended March 31, 2004	ended March 31, 2003
a. Distribution method for estimated retirement benefits	The lump-sum retirement benefit system employs the point standard, and the contributory pension fund system employs the fixed period straight-line standard	Same as left

b. Discount rate	2.0%	2.0%

c. Expected rate of return on investment	1.8% to 2.0%	1.3% to 2.0%

d. Years to amortize prior service costs	15 (Expenses are accounted for using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	Same as left

e. Years to amortize actuarial differences	10 to 15 (Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	Same as left

Financial Statements of Tokio Marine and its Consolidated Subsidiaries

Consolidated Balance Sheets

	(Yen in millions except percentages)
	As of March 31, 2004		As of March 31, 2003
					Increase/
	Amount	Ratio	Amount	Ratio	Decrease
		%		%
Assets
Cash, deposits and savings	296,418	4.01	336,493	4.20	(40,074)
Call loans	521,100	7.06	439,800	5.49	81,300
Guarantee deposits for bond lending transaction	—	—	61,837	0.77	(61,837)
Monetary receivables bought	100,849	1.37	81,992	1.02	18,857
Money trust	34,012	0.46	43,589	0.54	(9,577)
Securities	5,050,398	68.38	5,502,100	68.63	(451,701)
Loans	555,222	7.52	560,565	6.99	(5,343)
Property and equipment	273,556	3.70	273,667	3.41	(111)
Other assets	573,722	7.77	654,662	8.17	(80,940)
Deferred tax assets	458	0.01	76,980	0.96	(76,521)
Customers’ liabilities under acceptances and guarantees	2,117	0.03	20,408	0.25	(18,291)
Reserve for bad debts	(21,984)	(0.30)	(35,593)	(0.44)	13,608

Total assets	7,385,873	100.00	8,016,505	100.00	(630,632)

Liabilities
Underwriting funds	4,439,888	60.11	5,224,183	65.17	(784,295)
Outstanding claims	585,299		578,262
Underwriting reserves	3,854,589		4,645,920
Straight Bonds	174,056	2.36	147,225	1.84	26,831
Other liabilities	572,806	7.76	863,460	10.77	(290,654)
Reserve for retirement benefits	161,198	2.18	161,980	2.02	(782)
Reserve for employees’ bonuses	15,504	0.21	15,460	0.19	44
Reserve under the special law	60,838	0.82	49,228	0.61	11,610
Reserve for price fluctuation	60,838		49,228
Deferred tax liabilities	168,933	2.29	47	0.00	168,885
Consolidation adjustment account	379	0.01	399	0.00	(19)
Acceptances and guarantees	2,117	0.03	20,408	0.25	(18,291)

Total liabilities	5,595,725	75.76	6,482,395	80.86	(886,670)

Minority interest	1,333	0.02	1,844	0.02	(511)

Stockholders’ equity
Common stock	101,994	1.38	101,994	1.27	—
Additional paid-in capital	38,782	0.53	38,782	0.48	—
Retained earnings	649,443	8.79	780,159	9.73	(130,715)
Unrealized gains on investments, net of taxes	1,018,156	13.79	623,999	7.78	394,156
Foreign currency translation adjustments	(19,563)	(0.26)	(12,671)	(0.16)	(6,892)

Total stockholders’ equity	1,788,814	24.22	1,532,265	19.11	256,549

Total liabilities, minority interest and stockholders’ equity	7,385,873	100.00	8,016,505	100.00	(630,632)

Note: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Consolidated Statements of Income

	(Yen in millions except percentages)
	For the year ended
	March 31, 2004		March 31, 2003
					Increase/
	Amount	Ratio	Amount	Ratio	Decrease
		%		%
Ordinary income and expenses
Ordinary income	1,925,889	100.00	2,404,412	100.00	(478,523)
Underwriting income	1,795,985	93.25	2,141,589	89.07	(345,604)
Net premiums written	1,538,297		1,500,264
Deposit premiums from policyholders	202,091		212,989
Investment income on deposit premiums from policyholders	54,909		55,687
Life insurance premiums	607		371,750
Others	80		897
Investment income	103,935	5.40	236,421	9.83	(132,486)
Interest and dividends received	95,523		132,227
Profit on investment in money trusts	475		162
Profit on sales of securities	36,955		119,566
Profit on redemption of securities	1,668		7,410
Profit on derivative transactions	22,311		29,406
Other investment	1,910		3,334
Transfer of investment income on deposit premiums	(54,909)		(55,687)
Other ordinary income	25,968	1.35	26,400	1.10	(432)
Investment income under the equity method	42		737
Others	25,925		25,663
Ordinary expenses	1,766,160	91.71	2,244,578	93.35	(478,417)
Underwriting expenses	1,482,874	77.00	1,891,961	78.69	(409,087)
Net claims paid	748,976		728,936
Loss adjustment expenses	59,801		58,500
Agency commissions and brokerage	245,398		266,466
Maturity refunds to policyholders	320,841		424,742
Dividends to policyholders	57		58
Life insurance claims	477		23,186
Provision for outstanding claims	16,162		34,529
Provision for underwriting reserves	86,085		351,580
Others	5,073		3,960
Investment expenses	22,732	1.18	53,717	2.23	(30,985)
Loss on investment in money trusts	1,567		1,257
Loss on trading securities	672		154
Loss on sales of securities	5,305		8,802
Loss on revaluation of securities	10,291		42,998
Loss on redemption of securities	3,732		181
Others	1,163		322
Underwriting and general administrative expenses	256,425	13.31	293,414	12.20	(36,988)
Other ordinary expenses	4,128	0.21	5,484	0.23	(1,356)
Interest paid	2,233		3,487
Loss on bad debts	207		59
Investment loss under the equity method	1,687		1,937
Ordinary profit	159,728	8.29	159,833	6.65	(105)

Extraordinary gains and losses
Extraordinary gains	2,339	0.12	8,894	0.37	(6,554)
Profit on sales of properties	2,339		7,108
Profit on sales of stock of affiliates	—		1,786
Extraordinary losses	22,511	1.17	24,310	1.01	(1,799)
Loss on sales of properties	1,196		8,696
Provision for reserve under the special law	11,811		12,360
Provision for reserve for price fluctuation	11,811		12,360
Extra write-off against profit on sales of properties	0		0
Integration costs	—		3,166
Merger related costs	3,738		—
Loss on revaluation of stock of subsidiaries	4,753		—
Others	1,011		86

Income before income taxes	139,556	7.25	144,417	6.01	(4,861)
Income taxes — current	42,009	2.18	89,953	3.74	(47,943)
Income taxes — deferred	4,907	0.25	(42,184)	(1.75)	47,092
Minority interest	75	0.00	172	0.01	(96)

Net income	92,564	4.81	96,477	4.01	(3,913)

Consolidated Statements of Retained Earnings

	(Yen in millions)
	For the year ended
			Increase/
	March 31, 2004	March 31, 2003	Decrease
Additional paid-in capital
Additional paid-in capital at beginning of	38,782	38,782	—
Additional paid-in capital at end of	38,782	38,782	—
Retained earnings
Unappropriated retained earnings at beginning of	780,159	738,446	41,712
Unappropriated retained earnings at beginning of	—	738,446
Increase in unappropriated retained earnings	92,564	96,477	(3,913)
Net income	92,564	96,477	(3,913)
Decrease in unappropriated retained earnings	223,279	54,765	168,514
Dividends	184,010	52,993	131,016
Directors’ bonus	—	120	(120)
Decrease in connection with newly consolidated subsidiaries	—	942	(942)
Other decreases	39,269	708	38,560
Unappropriated retained earnings at end of	649,443	780,159	(130,715)

Consolidated Statements of Cash Flows

	(Yen in millions)
	For the year ended
	March 31, 2004	March 31, 2003	Increase/Decrease
I. Cash flows from operating activities:
Income before income taxes	139,556	144,417	(4,861)
Depreciation	13,319	14,236	(917)
Depreciation of consolidation adjustment account	(19)	—	(19)
Increase (decrease) in outstanding claims	16,195	34,643	(18,448)
Increase (decrease) in underwriting reserves	86,085	348,947	(262,862)
Increase (decrease) in reserve for bad debts	(14,362)	(14,958)	595
Increase (decrease) in reserve for retirement benefits	(477)	(9,918)	9,440
Increase in reserve for employees’ bonuses	627	1,339	(711)
Increase in reserve for price fluctuation	11,811	12,360	(548)
Interest and dividend income	(95,523)	(132,227)	36,703
Net (profit) loss on securities	(14,019)	(76,628)	62,609
Interest expenses	2,233	3,487	(1,253)
Loss (profit) on foreign exchange	(2,473)	227	(2,701)
Loss (profit) related to properties	(131)	1,675	(1,806)
Investment income (loss) under the equity method	(42)	(737)	695
Increase in other assets
(other than investing and financing activities)	64,876	(2,202)	67,079
Increase in other liabilities (other than investing and financing activities)	(90,824)	51,530	(142,354)
Others	5,766	6,880	(1,114)
Sub-total	122,597	383,074	(260,476)
Interest and dividends received	113,234	148,148	(34,914)
Interest paid	(2,330)	(1,971)	(358)
Income taxes paid	(96,144)	(73,770)	(22,373)
Net cash provided by operating activities	137,357	455,479	(318,122)

II. Cash flows from investing activities:
Net increase in deposit and savings	(4,003)	5,150	(9,153)
Purchases of monetary receivables bought	(30,759)	(26,496)	(4,263)
Proceeds from sales and redemption of monetary receivables bought	34,829	50,212	(15,382)
Increase in money trusts	(9,292)	(50)	(9,242)
Decrease in money trusts	18,346	30,867	(12,520)
Purchases of securities	(860,914)	(1,974,256)	1,113,342
Proceeds from sales and redemption of securities	953,324	1,111,738	(158,413)
Loans made	(123,902)	(140,530)	16,628
Proceeds from collection of loans receivable	213,007	235,332	(22,324)
Increase in cash received under securities lending transactions	25,381	63,931	(38,550)
Other	(128)	(522)	393
II(a) Subtotal	215,888	(644,625)	860,514
Subtotal (I+II(a))	353,245	(189,145)	542,391
Purchases of property and equipment	(15,873)	(12,026)	(3,847)
Proceeds from sales of property and equipment	4,010	12,447	(8,436)
Proceeds from sales of stock of subsidiaries	—	621	(621)
Net cash provided by (used in) investing activities	204,025	(643,583)	847,608

III. Cash flows from financing activities:
Proceeds from borrowing	11,820	592	11,227
Payments of borrowing	(8,802)	(3)	(8,799)
Proceeds from issuance of bond	50,514	45,695	4,818
Redemption of bond	(21,440)	(14,325)	(7,115)
Dividends paid by Tokio Marine	(184,046)	(53,007)	(131,038)
Dividends paid by subsidiaries to minority shareholders	(35)	(146)	111
Payments related to acquisition by subsidiaries of their own shares	—	(4,196)	4,196
Other	572	—	572
Net cash provided by (used in) financing activities	(151,418)	(25,391)	(126,026)

IV. Effect of exchange rate changes on cash and cash equivalents	(3,370)	(8,647)	5,277

V. Net increase (decrease) in cash and cash equivalents	186,594	(222,142)	408,737

VI. Cash and cash equivalents at beginning of	763,983	962,369	(198,385)

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	—	23,756	(23,756)

VIII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	(47,141)	—	(47,141)

IX. Cash and cash equivalents at end of	903,436	763,983	139,452

Note: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Financial Statements of Nichido Fire and its Consolidated Subsidiaries

Consolidated Balance Sheets

	(Yen in millions except percentages)
	As of March 31, 2004		As of March 31, 2003
					Increase/
	Amount	Ratio	Amount	Ratio	Decrease
		%		%
Assets
Cash, deposits and savings	152,091	8.26	148,491	7.91	3,599
Call loans	40,000	2.17	293	0.02	39,707
Monetary receivables bought	5,998	0.33	4,036	0.21	1,962
Money trust	29,771	1.62	30,197	1.61	(425)
Securities	1,305,020	70.91	1,295,310	69.01	9,710
Loans	111,801	6.08	144,985	7.72	(33,184)
Property and equipment	78,890	4.29	82,442	4.39	(3,552)
Other assets	122,981	6.68	145,617	7.76	(22,635)
Deferred tax assets	—	—	36,911	1.97	(36,911)
Reserve for bad debts	(6,275)	(0.34)	(11,321)	(0.60)	5,046

Total Assets	1,840,280	100.00	1,876,963	100.00	(36,682)

Liabilities
Underwriting funds	1,264,370	68.71	1,385,050	73.79	(120,679)
Outstanding claims	123,281		123,422
Underwriting reserves	1,141,088		1,261,627
Straight bonds	25,000	1.36	25,000	1.33	—
Other liabilities	45,164	2.45	48,371	2.58	(3,206)
Reserve for retirement benefits	25,074	1.36	26,705	1.42	(1,630)
Reserve for employees’ bonuses	3,984	0.22	3,879	0.21	104
Reserve under the special law	4,507	0.24	3,346	0.18	1,160
Reserve for price fluctuation	4,507		3,346
Deferred tax liabilities	28,519	1.55	2,939	0.16	25,579

Total Liabilities	1,396,620	75.89	1,495,292	79.67	(98,671)

Minority interest	0	0.00	0	0.00	(0)

Stockholders’ Equity
Common stock	50,550	2.75	50,550	2.69	—
Additional paid-in capital	34,187	1.86	34,187	1.82	—
Retained earnings	118,373	6.43	146,050	7.78	(27,676)
Unrealized gains on investments, net of taxes	240,701	13.08	152,161	8.11	88,540
Foreign currency translation adjustments	(154)	(0.01)	(1,279)	(0.07)	1,124
Total Stockholders’ Equity	443,659	24.11	381,670	20.33	61,988

Total Liabilities, Minority Interest and Stockholders’ Equity	1,840,280	100.00	1,876,963	100.00	(36,682)

Consolidated Statements of Income

	(Yen in millions except percentages)
	For the year ended
	March 31, 2004		March 31, 2003
					Increase/
	Amount	Ratio	Amount	Ratio	Decrease
		%		%
Ordinary income and expenses
Ordinary income	530,928	100.00	546,962	100.00	(16,033)
Underwriting income	478,709	90.17	502,669	91.90	(23,959)
Net premiums written	401,114		396,393
Deposit premiums from policyholders	52,109		59,010
premiums from policyholders	13,185		13,944
Life insurance premiums	—		32,899
Reversal of underwriting reserves	12,301		—
Others	—		420
Investment income	50,131	9.44	43,411	7.94	6,719
Interest and dividends received	23,645		26,548
Profit on investment in money trust	2,472		332
Profit on sales of securities	37,122		30,139
Profit on redemption of securities	2		0
Other investment	73		334
Transfer of investment income on deposit premiums from policyholders	(13,185)		(13,944)
Other ordinary income	2,087	0.39	881	0.16	1,205
Ordinary expenses	483,342	91.04	524,351	95.86	(41,008)
Underwriting expenses	388,951	73.26	415,780	76.02	(26,829)
Net claims paid	206,426		198,408
Loss adjustment expenses	16,482		16,347
Agency commissions and brokerage	62,972		69,570
Maturity refunds to policyholders	101,746		119,905
Dividends to policyholders	12		11
Life insurance claims	—		2,953
Provision for outstanding claims	882		2,576
Provision for underwriting reserves	—		5,408
Others	427		598
Investment expenses	12,180	2.29	28,179	5.15	(15,998)
Loss on investment in money trust	582		2,216
Loss on trading securities	6		5
Loss on sales of securities	10,364		11,520
Loss on revaluation of securities	727		13,978
Loss on redemption of securities	—		6
Loss on derivative transactions	481		429
Others	17		22
Underwriting and general administrative expenses	79,026	14.89	79,172	14.47	(145)
Other ordinary expenses	3,183	0.60	1,218	0.22	1,965
Interest paid	512		537
Bad debt expense	35		11
Amortization of intangibles	—		192
Others	2,636		478
Ordinary profit	47,586	8.96	22,611	4.14	24,975

Extraordinary gains and losses
Extraordinary gains	995	0.19	152	0.03	842
Profit on sales of properties	995		152
Extraordinary losses	5,156	0.97	4,602	0.84	553
Loss on sales of properties	785		365
Provision for reserve under the special law	1,259		1,610
Provision for reserve for price fluctuation	1,259		1,610
Integration costs	—		1,492
Merger related costs	3,006		—
Other	104		1,134

Income before income taxes	43,425	8.18	18,161	3.33	25,264
Income taxes — current	3,056	0.58	586	0.11	2,470
Income taxes for previous fiscal years	—	—	2,281	0.42	(2,281)
Income taxes — deferred	12,022	2.26	4,144	0.76	7,877
Minority interest	0	0.00	0	0.00	0

Net income	28,346	5.34	11,148	2.04	17,198

Consolidated Statements of Retained Earnings

		(Yen in millions)
	For the year ended
			Increase/
	March 31, 2004	March 31, 2003	Decrease
Additional paid-in capital
Additional paid-in capital at beginning of	34,187	34,187	—
Additional paid-in capital at end of	34,187	34,187	—
Retained earnings
Unappropriated retained earnings at beginning of	146,050	147,542	(1,492)
Increase in unappropriated retained earnings	28,346	11,148	17,198
Net income	28,346	11,148	17,198
Decrease in unappropriated retained earnings	56,023	12,641	43,382
Dividends	46,000	12,641	33,359
Directors’ bonus	20	—	20
Others	10,002	—	10,002
Unappropriated retained earnings at end of	118,373	146,050	(27,676)

Consolidated Statements of Cash Flows

	(Yen in millions)
	For the year ended
	March 31, 2004	March 31, 2003	Increase/Decrease
I. Cash flows from operating activities:
Income before income taxes	43,425	18,161	25,264
Depreciation	4,234	4,617	(382)
Increase (decrease) in outstanding claims	882	2,576	(1,694)
Increase (decrease) in underwriting reserves	(12,301)	5,188	(17,489)
Increase (decrease) in reserve for bad debts	(5,050)	(758)	(4,291)
Increase in reserve for retirement benefits	(1,630)	519	(2,150)
Decrease in reserve for employees’ bonuses	176	51	124
Increase in reserve for price fluctuation	1,259	1,610	(350)
Interest and dividend income	(23,645)	(26,548)	2,903
Net (profit) loss on securities	(26,023)	(4,639)	(21,384)
Interest expenses	512	537	(24)
Loss (gain) on foreign exchange	(51)	(306)	255
Loss (profit) related to properties	(104)	769	(874)
Increase in other assets (other than investing and financing activities)	798	(9,403)	10,202
Increase in other liabilities
(other than investing and financing activities)	(1,814)	4,045	(5,859)
Other	4,371	2,187	2,184
Sub-total	(14,961)	(1,392)	(13,569)
Interest and dividends received	26,366	28,220	(1,854)
Interest paid	(511)	(536)	24
Income taxes paid	8,175	(29,337)	37,512
Net cash provided by operating activities	19,067	(3,045)	22,113

II. Cash flows from investing activities:
Net increase in deposit and savings	(1,000)	455	(1,455)
Purchases of monetary receivables bought	(2,500)	(6,482)	3,982
Proceeds from sales and redemption of monetary receivables bought	548	5,604	(5,055)
Increase in money trusts	(21,600)	(10,000)	(11,600)
Decrease in money trusts	23,547	4,738	18,809
Purchases of securities	(491,923)	(487,505)	(4,418)
Proceeds from sales and redemption of securities	547,845	479,773	68,071
Loans made	(50,311)	(67,643)	17,332
Proceeds from collection of loans receivable	76,768	98,223	(21,454)
Increase in cash received under securities lending transactions	—	(24,190)	24,190
Others	(13)	(11)	(1)
II(a) Subtotal	81,361	(7,037)	88,398
Subtotal (I+II(a))	100,429	(10,082)	110,511
Purchases of property and equipment	(2,319)	(3,668)	1,349
Proceeds from sales of property and equipment	1,727	621	1,106
Net cash provided by (used in) investing activities	80,769	(10,084)	90,854

III. Cash flows from financing activities:
Dividends paid by the Nichido Fire	(46,000)	(12,641)	(33,359)
Dividends paid by subsidiaries to minority shareholders	0	(0)	0
Others	(35)	(17)	(18)
Net cash provided by (used in) financing activities	(46,036)	(12,658)	(33,378)

IV. Effect of exchange rate changes on cash and cash equivalents	(179)	(226)	47

V. Net increase (decrease) in cash and cash equivalents	53,621	(26,015)	79,636

VI. Cash and cash equivalents at beginning of	149,726	175,741	(26,015)

VII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	(10,822)	—	(10,822)

VIII. Cash and cash equivalents at end of	192,525	149,726	42,799

Item 2

[English translation]

May 28, 2004

Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2004

Company Name: Millea Holdings, Inc.
Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc.
Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
              Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc. Phone: 03-6212-3343
Date of directors meeting which approved the business results: May 28, 2004
Date of general meeting of shareholders: June 29, 2004
Interim dividends system: Established
New unit system: None

1. Non-Consolidated Business Results for the year ended March 31, 2004

(from April 1, 2003 to March 31, 2004)

(1) Non-consolidated results of operations

	(Yen in millions except per share amounts and percentages)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2003
Operating income	233,617	52,928
Ratio (Note 3)	341.4%	—
Operating profits	231,455	49,870
Ratio (Note 3)	364.1%	—
Ordinary profits	231,431	49,964
Ratio (Note 3)	363.2%	—
Net income	230,871	49,605
Ratio	365.4%	—
Net income per share — Basic (Yen)	126,681.20	26,760.92
Net income per share — Diluted (Yen)	—	—
Ratio of net income to shareholders’ equity	10.2%	2.3%
Ratio of ordinary profit to total assets	10.2%	2.3%
Ratio of ordinary profit to ordinary income	99.1%	94.4%

The amounts less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes:

1.	Average number of shares outstanding For the year ended March 31, 2004: 1,822,461 shares For the year ended March 31, 2003: 1,853,668 shares

2.	Change in accounting method: None

3.	Percentage figures show increase or decrease in operating income, operating profit, ordinary profit and net income from the previous period.

(2)	Dividends

	(Yen in millions except percentages)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2003
Annual cash dividends per share (yen)	11,000.00	10,000.00
Interim cash dividends per share (yen)	—	—
Cash dividends per share by the year end (yen)	11,000.00	10,000.00
Total amount of dividends	19,668	18,519
Ratio of cash dividends to net income	8.7%	37.4%
Ratio of cash dividends to shareholders’ equity	0.8%	0.8%

(3)	Non-consolidated financial conditions

	(Yen in millions except percentages)
	For the year ended	For the year ended
	March 31, 2004	March 31, 2003
Total assets	2,330,236	2,206,545
Stockholders’ equity	2,329,735	2,206,053
Ratio of stockholders’ equity to total assets	100.0%	100.0%
Stockholders’ equity per share (Yen)	1,302,942.88	1,191,215.23

Notes:

1.	Number of shares outstanding As of March 31, 2004: 1,788,056 shares As of March 31, 2003: 1,851,934 shares

2.	Number of treasury stocks outstanding As of March 31, 2004: 68,992 shares As of March 31, 2003: 5,113 shares

2.	Non-consolidated business forecast for the year ending March 31, 2005

(from April 1, 2004 to March 31, 2005)

	(Yen in millions)
	For the year ending	For the six months ending
	March 31, 2005	September 30, 2004
Operating income	93,000	91,500
Ordinary profit	90,000	90,000
Net income	90,000	90,000
Annual cash dividends per share (yen)	11,000.00	—
Interim cash dividends per share (yen)	—	—
Cash dividends per share at year end (yen)	11,000.00	—

Notes:

Expected net income per share (yen): 50,688.45

Non-Consolidated Balance Sheets

	(Yen in millions except percentages)
	As of March 31, 2004			As of March 31, 2003
	Amount		Ratio	Amount		Ratio	Increase/Decrease
			%			%
Current assets:
Cash, deposits and savings		110,516			16,053		94,462
Prepaid expense		0			1		(1)
Deferred tax assets		106			101		4
Receivables		45,740			9,541		36,199
Others		2			2		0

Total Current assets		156,366	6.71		25,699	1.16	130,666

Non-current assets:
Tangible fixed assets
Buildings		206			226		(19)
Motor vehicles		5			7		(2)
Office equipment		61			85		(24)

Total Tangible fixed assets		273			320		(46)

Intangible fixed assets
Telephone right		0			0		0

Total Intangible fixed assets		0			0		0

Investments and other assets:
Investments in subsidiaries		2,173,574			2,180,500		(6,925)
Deferred tax assets		20			24		(3)
Total Investments and other assets		2,173,595			2,180,524		(6,928)

Total Non-current assets		2,173,870	93.29		2,180,845	98.84	(6,975)

Total Assets		2,330,236	100.00		2,206,545	100.00	123,690

Liabilities:
Current liabilities
Accounts payable		96			53		42
Accrued expenses		15			11		3
Accrued income taxes		197			172		25
Accrued business taxes		4			4		0
Accrued consumption tax		45			105		(60)
Deposits received		7			7		(0)
Reserve for bonus		134			137		(2)
Others		—			0		(0)
Total Current liabilities		500	0.02		492	0.02	8

Total Liabilities		500	0.02		492	0.02	8

Stockholders’ equity:
Common stock		150,000	6.44		150,000	6.80	—
Capital surplus
Additional paid-in capital	1,511,485			2,011,485
Others
Earnings due to a decrease in common stock and additional paid-in capital	500,000			—
Margin of selling its own shares	5			—

Total Capital surplus		2,011,490	86.32		2,011,485	91.16	5

Retained earnings
Voluntary reserve
General reserve	4,994			—
Unappropriated retained earnings	249,958			49,605

Total retained earnings		254,952	10.94		49,605	2.25	205,346

Treasury stock		(86,707)	(3.72)		(5,038)	(0.23)	(81,669)

Total stockholders’ equity		2,329,735	99.98		2,206,053	99.98	123,682

Total Liabilities and Stockholders’ equity		2,330,236	100.00		2,206,545	100.00	123,690

Non-Consolidated Statements of Income

	(Yen in millions except percentages)
	For the year ended			For the year ended
	March 31, 2004			March 31, 2003
	Amount		Ratio	Amount		Ratio	Increase/Decrease
			%			%
Operating income:
Dividends received from subsidiaries	230,417			49,127
Fees received from subsidiaries	3,200	233,617	100.00	3,800	52,928	100.00	180,689

Operating expenses:
General and administrative expenses		2,162	0.93		3,057	5.78	(894)
Operating profit		231,455	99.07		49,870	94.22	181,584

Non-operating income
Interest earned	0			0
Commission earned	11			57
Collection from fee paid	—			35
Other non-operating income	2	14	0.01	1	95	0.18	(80)

Non-operating expenses
Interest paid	—			1
Transaction fee for repurchase of shares	37			—
Other non-operating expense	0	38	0.02	0	1	0.00	37
Ordinary profit		231,431	99.06		49,964	94.40	181,466

Extraordinary losses
Sale of fixed assets	35	35	0.01	—	—	—	35
Income before income taxes		231,396	99.05		49,964	94.40	181,431
Income taxes-current	523			484
Income taxes-deferred	1	524	0.22	(125)	359	0.68	165

Net income		230,871	98.82		49,605	93.72	181,265

Unappropriated retained earnings at the beginning of the period		19,086			—		19,086

Unappropriated retained earnings at the end of the period		249,958			49,605		200,352

Proposed Appropriation of Profit for the Fiscal Year Ended March 31, 2004

	(Yen in millions)
	For the year ended
	March 31, 2004	March 31, 2003	Increase/Decrease
Unappropriated retained earnings	249,958	49,605	200,352
Appropriation of retained earnings	229,668	30,519	199,149
Dividends	19,668	18,519	1,149
	11,000 yen per share	10,000 yen per share
Voluntary reserve	210,000	12,000	198,000
General reserve	210,000	12,000	198,000
Retained earnings carried forward to the next fiscal year	20,289	19,086	1,202

Basis for presentation and significant accounting policies

1. Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2. Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings(excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

Equipment and furnitures	3 to 15 years
Buildings	8 to 18 years

3. Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues for reserve for employees’ bonuses based on the estimated amount of payment attributable to the fiscal year ended March 31, 2004.

4. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary lease transactions.

5. Consumption taxes

Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet

1. Accumulated depreciation of tangible fixed assets amounted to 113 million yen.

2. Total number of shares authorized to be issued is 7,000,000 of common stock and total number of the shares outstanding is 1,857,048 of common stock.

3. Millea Holdings held 68,992 shares of its own shares.

4. Millea Holdings has entered into a support agreement with Tokio Marine & Nichido Life whereby the Company undertakes to provide funds to Tokio Marine & Nichido Life in the event that the amount of their net assets decreases below a certain prescribed level or that the amount of their liquid assets falls short of their debt payment obligations. The amount of debts of Tokio Marine & Nichido Life that is subject to such support by the Company under this agreement as of March 31, 2004 was 1,241,524 million yen. The Company does not guarantee payment of debts of Tokio Marine & Nichido Life by the above agreement. As of March 31, 2004, the amount of net assets was maintained above the prescribed level and there was no insufficiency in liquid assets.

5. On April 1, 2003, the Company acquired the life insurance subsidiary management business from Tokio Marine and Nichido Fire, as well as the Asian insurance subsidiary management business from Tokio Marine. As a result of the accounting treatment pursuant to the “Accounting for Division of Corporations” (Japanese Institute of Certified Public Accountants, March 31, 2001) for the above transaction, voluntary reserve after appropriation of retained earnings in the amount of 12,000 million yen was reduced by 7,005 million yen to 4,994 million yen.

Notes to non-consolidated statement of income

1.	Transactions with subsidiaries:

Cash dividends received: 230,417 million yen Management fees: 3,200 million yen

2.	General and administrative expenses were mainly comprised of the following items. All of the following items fall in the category of administrative expenses.

Salary: 971 million yen Reserve for employees’ bonus: 134 million yen Depreciation: 51 million yen Rent for land, buildings and machine: 314 million yen Payment for commission: 232 million yen

Lease transactions

     Information on this item will be disclosed through EDINET.

Securities

     Investments in subsidiaries are non-marketable securities.

Income taxes

1.	Details of deferred tax assets

Deferred tax assets Reserve for employee’s bonus: 54 million yen Accrued business tax: 48 million yen Others: 23 million yen Total: 127 million yen Net deferred tax assets: 127 million yen

2.	Difference between effective tax rate and the normal statutory rate

Statutory tax rate: 42.1% (Adjustment) Permanent differences such as dividends received: 41.9% Others: 0.0% Effective tax rate: 0.2%

Personnel Changes of Directors and Corporate Auditors

Information on this item has been disclosed through TDnet on April 30, 2004.

Item 3

[English Translation]

MILLEA HOLDINGS, INC.
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan

June 10, 2004

Notice of Convocation of
the 2nd Ordinary General Meeting of Shareholders

To our shareholders:

You are cordially invited to attend the 2nd Ordinary General Meeting of Shareholders of Millea Holdings, Inc. (“Millea Holdings” or the “Company”), which will be held on Tuesday, June 29, 2004 at 10:00 a.m. at TOKIO KAIJO BUILDING SHINKAN located at 2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, for the purpose of considering and voting upon the following items:

Items to be reported:

Business report for the fiscal year ended March 31, 2004 (from April 1, 2003 to March 31, 2004), non-consolidated balance sheet as of March 31, 2004 and income statement for the fiscal year ended March 31, 2004.

Proposals to be acted upon:

Item 1.	Approval of the proposed appropriation of profit for the fiscal year ended March 31, 2004 (from April 1, 2003 to March 31, 2004).

Item 2.	Amendments to the Articles of Incorporation The particulars of this item are contained in the “Reference Materials for the Exercise of Voting Rights” (pages 26 through 27).

Item 3.	Election of 13 directors.

Item 4.	Election of 2 corporate auditors.

Item 5.	Granting retirement allowances to a retiring director and a retiring corporate auditor.

If you do not expect to be present at the meeting, please vote either by completing and returning the enclosed voting card or by following the procedures for voting through the Internet.

Sincerely,

Kunio Ishihara
 PRESIDENT

(This is an English translation of the notice given by the Company prepared pursuant to section 5.6 of the Deposit Agreement dated as of April 2, 2002, by and among the Company, Citibank, N.A. as Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.)

Exhibits

Business Report for the Fiscal Year Ended March 31, 2004
(From April 1, 2003 to March 31, 2004)

1. Business Developments and Results

     In the fiscal year ended March 31, 2004, the Japanese economy showed moderate recovery as exports and capital investment increased and equity prices recovered.

Insurance Sector Trends

     In the property and casualty insurance sector, intensive competition continued in the fiscal year ended March 31, 2004, as companies struggled to improve their products and services and to improve management efficiency. In the life insurance sector, severe conditions persisted, as many companies were unable to stop a decline in their insurance-in-force.

Millea Group Corporate Philosophy and Millea Holdings Business Plan

     Under these operating conditions, during the second fiscal year after its formation, Millea Holdings formulated the corporate philosophy of the Millea Group, namely to commit to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

     Based on this corporate philosophy, Millea Holdings has created a business plan centered on the objectives of increasing earnings in its core property and casualty and life insurance businesses in Japan and expanding the business operations to include high-profit and high-growth areas. The objective of the business plan is to build a solid earnings base for property and casualty and life insurance operations by further strengthening the domestic property and casualty insurance business and allocating additional management resources to life insurance operations. The plan focuses on four areas of core operations: property and casualty insurance, life insurance, overseas insurance business mainly in Asia and other businesses with significant synergies with insurance operations. Millea Holdings aims to optimize its business portfolio and to improve its return on equity (ROE). Through the implementation of the plan, Millea Holdings aims to maximize the corporate value of the Group and to turn it into a world-class insurance group. In addition, Millea Holdings, as a holding company, establishes fundamental Group policies for compliance and risk management and oversees internal audits of its subsidiaries.

     The following sections report on the results of our efforts in our core businesses during the fiscal year ended March 31, 2004.

Property and Casualty Insurance Business

     The property and casualty insurance business is the largest source of earnings for the Millea Group. Millea Holdings aims to solidify the business position of the Group by working to strengthen underwriting and to increase efficiency as well as sales. Millea Holdings has announced the planned merger of Tokio Marine and Nichido Fire, subject to the approval of relevant government authorities, to form Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) as of October 1, 2004. The objective of the merger is to maximize the corporate value of the Millea Group by creating synergies across the Group, while building a solid foundation for the property and casualty insurance business by promoting a growth strategy that combines the strengths of both companies and by increasing efficiency through a larger scale of business. During the fiscal year under review, Millea Holdings worked to integrate the business processes of both companies, focusing primarily on combining products, back offices and systems while paying the utmost attention to risk management. Millea Holdings supervised these preparations, in cooperation with the management of Tokio Marine and Nichido Fire, and the implementation has so far been successful.

     In August 2003, Tokio Marine and Nichido Fire respectively launched new automobile insurance products, “TAP Navi” and “Shimpai Gomuyo Navi”. These products aim to provide each customer with an insurance policy at an optimal premium by setting rates according to risk differentiation factors, including the policyholders’ intended purpose for driving a car, the color of the drivers’ license, which reflects the drivers’ driving record, and age. Both Tokio Marine and Nichido Fire conducted personalized marketing activities for “Super Insurance,” which fully integrates property and casualty and life insurance products, in order to establish a new business approach that offers lifetime security to customers. In addition, both companies proactively engaged in over-the-counter sales of insurance products at banks. Millea Partners Net, a new online system for insurance agents which was launched in the previous fiscal year, completed its full-scale rollout in the fiscal year ended March 31, 2004. The Company believes that Millea Partners Net will have a considerable impact on improving business efficiency and strengthening marketing capabilities.

     Tokio Marine promoted various business tie-ups with The Nisshin Fire and Marine Insurance Company, Limited (“Nisshin Fire”). Tokio Marine intends to acquire approximately one-third of the total outstanding shares of Nisshin Fire by March 31, 2005, and arrangements for business and capital tie-ups are proceeding smoothly.

Life Insurance Business

     Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group. To strengthen its life insurance subsidiaries, Millea Holdings re-positioned The Tokio Marine Life Insurance Company, Limited and The Nichido Life Insurance Company, Limited as directly owned subsidiaries on April 1, 2003. The two companies were subsequently merged and renamed as Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”) on October 1, 2003. As a result, Millea Holdings’ life insurance business is expected to work more closely with the property and casualty insurance subsidiaries, thereby increasing productivity and efficiency.

     During the fiscal year under review, Tokio Marine & Nichido Life focused efforts on enhancing marketing capabilities by upgrading its support structure for agents and increasing the number of life insurance sales personnel, or Life Partners. In addition, Tokio Marine & Nichido Life launched Anshin Dollar Annuity in January 2004, an individual annuity product denominated in U.S. dollars with a policy cancellation refund based on market interest rate. Anshin Dollar Annuity has received widespread customer attention since its launch.

     In February 2004, Millea Holdings acquired Skandia Life Insurance Company (Japan) Limited through Tokio Marine in order to make a rapid entry into the variable annuity business, which Millea Holdings believes to have significant growth potential. In April 2004, the company was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. and was re-positioned as a directly owned subsidiary of Millea Holdings. Millea Holdings intends to continue to strengthen the variable annuity business by such measures as sales through financial institutions.

Overseas Insurance Business

     Millea Holdings is working aggressively to expand its overseas insurance business with a focus on the Asian market, which is expected to be a window to high profitability and growth in the future. In April 2003, Millea Holdings transferred the Asian insurance operations of Tokio Marine to Millea Asia Pte. Ltd. (“Millea Asia”), an intermediate holding company in Singapore. During the fiscal year ended March 31, 2003, Millea Asia and Tokio Marine invested jointly in Sino Life Insurance Co., Ltd., a life insurer in the Peoples Republic of China that began operations in November 2003.

Other Businesses

     Millea Holdings is promoting other businesses that it believes to have significant synergies with insurance operations, comprised of asset management, health care and senior-citizen-related services, risk consulting and staffing services. As a part of its efforts in these businesses, Millea Holdings established Millea Real-Estate-Risk Management, Inc. in February 2003 as a real estate investment advisory company to expand its expertise in asset management to the field of real estate investment. Tokio Marine & Nichido Better Life Services Co., Ltd. plans to aggressively increase the number of at-home nursing care bases in order to expand the business amid rising demand for at-home nursing care services. In July 2003, Millea Holdings merged its four staffing subsidiaries to develop its staffing and human resources related business.

Asset Management and Financing Operations

     During the fiscal year ended March 31, 2004, Tokio Marine and Nichido Fire, which play integral roles in the asset management of the Millea Group, continued to enhance their risk management while improving investment returns. To cover payments of claims and maturity refunds, the companies continued efforts to ensure asset stability and liquidity while reinforcing asset liability management (ALM). Tokio Marine also engages in defined contribution pension plan and investment trust operations as part of its asset management business.

Results for the Fiscal Year Ended March 31, 2004

     Results for the fiscal year ended March 31, 2004, the second fiscal year for Millea Holdings, were as follows.

     On a non-consolidated basis, Millea Holdings received business management fees amounting to 3.2 billion yen from its subsidiaries and dividends totaling 230.4 billion yen, resulting in operating income of 233.6 billion yen, ordinary profit of 231.4 billion yen and net income of 230.8 billion yen.

     Reflecting the Group’s efforts in promoting sales and improving profitability under challenging conditions, consolidated business results were as follows. Ordinary income amounted to 2,775.7 billion yen, a decrease of 153.2 billion yen from the previous fiscal year. The main components of ordinary income were underwriting income of 2,578.0 billion yen and investment income of 160.9 billion yen. Ordinary expense was 2,583.9 billion yen, a decrease of 244.1 billion yen from the previous fiscal year. Ordinary expenses were mainly comprised of underwriting expense of 2,169.5 billion yen, investment expense of 39.8 billion yen and underwriting and general administrative expenses of 367.4 billion yen. As a result, ordinary profit increased 90.8 billion yen, or 90.1%, to 191.7 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes, was 111.4 billion yen for the fiscal year ended March 31, 2004, which was 54.8 billion yen, or 96.8% higher than net income in the previous fiscal year.

Operating Results of Primary Subsidiaries

     In the fiscal year ended March 31, 2004, Tokio Marine’s net premiums written were 1,503.1 billion yen, an increase of 2.3% compared to the previous fiscal year, resulting primarily from the abolition of the government reinsurance for Compulsory Automobile Liability Insurance (CALI). The loss ratio was 53.0%, an increase of 0.7 percentage points from the previous fiscal year. This increase was due to the impact on insurance claim payments of the abolition of the government reinsurance for CALI. A company-wide drive to reduce costs resulted in an expense ratio in the fiscal year ended March 31, 2004 of 30.7%, a decrease of 1.2 percentage points from the previous fiscal year.

     In the fiscal year ended March 31, 2004, Nichido Fire’s net premiums written were 401.1 billion yen, an increase of 1.2% compared to the previous fiscal year, resulting primarily from the abolition of the government reinsurance for CALI. The loss ratio was 55.6%, an increase of 1.4 percentage points from the previous fiscal year. This increase was also due to the impact on insurance claim payments of the abolition of the government reinsurance for CALI. A company-wide drive to reduce costs resulted in an expense ratio in the fiscal year ended March 31, 2004 of 34.4%, a decrease of 0.8 percentage points from the previous fiscal year.

     Tokio Marine & Nichido Life recorded 13,588.7 billion yen in the amount of life insurance-in-force, comprised of individual insurance, individual annuity and group insurance, for the fiscal year ended March 31, 2004.

Issues Facing Millea Holdings

     In the fiscal year ending March 31, 2005, the Japanese economy is expected to show signs of a continued recovery led by steady capital investment.

     In the insurance industry, we expect companies to compete in terms of various service offerings, products and premium rates while increasing the efficiency of their operations.

     Millea Holdings aims to maximize the corporate value of the Group through the initiatives and targets outlined in its business plans, while continuing to enhance its risk management and compliance functions. In addition, Millea Holdings intends to make every effort to advance the merger of Tokio Marine and Nichido Fire on October 1, 2004, as well as to ensure the smooth operations of the merged company.

     All Group employees are doing their best at coordinating efforts to improve the profitability, growth potential and soundness of the Millea Group. Management thanks the shareholders of Millea Holdings for their continued guidance and support.

Note:	Throughout this Business Report all amounts (including numbers of shares) are truncated and all ratios are rounded.

2. Four Year Summary of Operations and Assets

	(Yen in millions, except per share amounts) (Fiscal years ended March 31)
	2001	2002	2003	2004
Operating income	—	—	52,928	233,617
Dividends received	—	—	49,127	230,417
Insurance subsidiaries	—	—	49,127	230,057
Other subsidiaries	—	—	—	360
Net income	—	—	49,605	230,871
Net income per share of common stock	—	—	26,760.91 yen	126,681.20 yen
Total assets	—	—	2,206,545	2,330,236
Stock of insurance subsidiaries	—	—	2,161,485	2,141,163
Stock of other subsidiaries	—	—	19,014	32,411

Note:	We do not have figures for the fiscal year ended March 31, 2002 and the previous periods, since the Company was established during the fiscal year ended March 31, 2003.

3. Parent Company and Major Subsidiaries (As of March 31, 2004)

(1) Parent Company

     None.

(2) Major Subsidiaries

						Amount of dividends
						paid to Millea
					Ratio of	Holdings for the
				Paid-up	Millea	fiscal year ended
			Date of	capital (Yen	Holdings’	March 31, 2004
Company name	Location	Major business	incorporation	in millions)	voting rights	(Yen in millions)
(Consolidated subsidiaries)

The Tokio Marine and Fire	Tokyo, Japan	Property and casualty	Mar. 20, 1944	101,994	100.0%	184,010
Insurance Company, Limited		insurance

The Nichido Fire and Marine	Tokyo, Japan	Property and casualty	Jan. 25, 1914	50,550	100.0%	46,000
Insurance Company, Limited		insurance

Tokio Marine & Nichido Life	Tokyo, Japan	Life insurance	Aug. 6, 1996	30,000	100.0%	—
Insurance Co., Ltd.

Skandia Life Insurance	Tokyo, Japan	Life insurance	Aug. 13, 1996	15,000	100.0%	—
Company (Japan) Limited					(100.0)

Tokio Marine Asset	Tokyo, Japan	Securities investment	Dec. 9, 1985	200	97.5%	—
Management Co., Ltd.		advisory business			(97.5)

Tokio Marine & Nichido	Tokyo, Japan	Temporary staffing	June 1, 1984	100	100.0%	300
Career Service Co., Ltd.		service

Trans Pacific Insurance	New York,	Property and casualty	Jan. 21, 1982	528	100.0%	—
Company	N.Y., U.S.A.	insurance			(100.0)

The Tokio Marine Europe	London, U.K.	Property and casualty	Sep. 15, 1970	6,758	100.0%	—
Insurance Limited		insurance			(100.0)

Tokio Marine Global Re	Dublin,	Property and casualty	Dec. 6, 1996	95	100.0%	—
Limited	Ireland	insurance			(100.0)

Millea Asia Pte. Ltd.	Singapore,	Holding company	Mar. 12, 1992	2,642	100.0%	—
	Singapore

						Amount of dividends
						paid to Millea
					Ratio of	Holdings for the
				Paid-up	Millea	fiscal year ended
			Date of	capital (Yen	Holdings’	March 31, 2004
Company name	Location	Major business	incorporation	in millions)	voting rights	(Yen in millions)
The Tokio Marine and Fire	Singapore,	Property and casualty	May 16, 1977	1,572	90.0%	—
Insurance Company	Singapore	insurance			(90.0)
(Singapore) Pte. Ltd.

The Tokio Marine and Fire	Hong Kong,	Property and casualty	Apr. 13, 1973	677	100.0%	—
Insurance Company (Hong	China	insurance			(100.0)
Kong) Limited

Tokio Marine Brasil	Sao Paulo,	Property and casualty	Jan. 1, 1973	2,277	91.3%	—
Seguradora S.A.	Brazil	insurance			(91.3)

Tokio Millennium Re Ltd.	Hamilton,	Property and casualty	Mar. 15, 2000	10,569	100.0%	—
	Bermuda	insurance			(100.0)

Nichido Investment	Munsbach,	Securities investment	Mar. 31, 1987	5,284	100.0%	—
(Luxembourg) S.A.	Luxembourg				(100.0)

Tokio Marine Financial	Georgetown,	Derivatives business	Dec. 4, 1997	5	100.0%	—
Solutions Ltd.	Cayman				(100.0)
	Islands

(A subsidiary accounted for by equity method)

First Insurance Company of	Honolulu,	Property and casualty	Aug. 6, 1982	451	50.0%	—
Hawaii, Ltd.	Hawaii,	insurance			(50.0)
	U.S.A.

Notes:	1.	This table sets forth consolidated subsidiaries and a subsidiary accounted for by equity method as important subsidiaries.

	2.	Tokio Marine Life merged with Nichido Life on October 1, 2003 and was renamed Tokio Marine & Nichido Life.

	3.	Tokio Marine acquired all outstanding shares of Skandia Life on February 2, 2004 and Skandia Life became our subsidiary.

	4.	Tokio Marine Career Service merged with Nichido Fire Career Service, Tokai Business Service and Flora Staff on July 1, 2003 and was renamed Tokio Marine & Nichido Career Service.

5.	Millea Asia has become a consolidated subsidiary in the fiscal year ended March 31, 2004 since it has gained importance.

6.	The yen amounts of paid-up capital of subsidiaries located outside of Japan have been translated at the currency exchange rate as of March 31, 2004.

7.	Figures in brackets shown in Millea Holdings’ voting rights are the ownership ratio of subsidiaries prescribed by Article 2-3, paragraph 2 of the Enforcement Regulations of the Insurance Business Law.

8.	Consolidated business results and financial conditions are as follows.

		(Yen in millions)
	For the fiscal year	For the fiscal year
	ended March 31, 2003	ended March 31, 2004
Ordinary income	2,929,011	2,775,718
Ordinary profit	100,872	191,748
Net income	56,616	111,421
Stockholder’s equity	1,804,933	2,310,823
Total assets	9,945,809	11,006,256

4.	Offices (As of March 31, 2004)

	Location	Established as of
Head Office	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan	April 2, 2002

5.	Employees

1)	Number of employees:

			Increase
	As of March 31, 2003	As of March 31, 2004	(decrease)
Total	135	104	-31

2)	Average age of employees (As of March 31, 2004):

42.0 years old

3)	Average length of service of employees (As of March 31, 2004):

18.2 years

4)	Average amount of monthly salaries for employees:

802 thousand yen per employee

Notes:	1.	All employees of the Company are seconded from Tokio Marine or Nichido Fire. Average length of service includes the years of service at these companies.

	2.	“Average amount of monthly salaries” is the average amount of ordinary monthly salaries in March 2004 and includes overtime and holiday allowances but does not include bonuses.

3.	As for average age and average length of service of employees, numbers smaller than 0.1 are rounded down.

6.	Common Stock (As of March 31, 2004)

1)	Total number of shares authorized to be issued:

7,000,000

2)	Total number of the shares outstanding:

1,857,048.75

3)	Total number of shareholders:

95,743

7.	Major Shareholders (As of March 31, 2004)

			Capital contribution
	Capital contribution		by the Company to
	to the Company		major shareholders
	Number of	Ratio of	Number of	Ratio of
Shareholders	shares held	voting rights	shares held	voting rights
The Master Trust Bank of Japan, Ltd. (Trust Account)	132,147	7.5%	—	—%

Japan Trustee Services Bank, Ltd. (Trust Account)	95,771	5.4	—	—

State Street Bank and Trust Company	83,175	4.7	—	—

Nats Cumco	83,096	4.7	—	—

The Bank of Tokyo-Mitsubishi, Ltd.	54,239	3.1	—	—

The Chase Manhattan Bank, N.A. London	41,127	2.3	—	—

Meiji Yasuda Life Insurance Company	39,187	2.2	—	—

Mellon Bank Treaty Clients Omnibus	31,121	1.8	—	—

Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries	28,148	1.6	—	—

Nortern Trust Co. (AVFC) Sub A/C USL	27,998	1.6	—	—

Notes:	1.	Millea Holdings holds 68,992 shares of its own shares but is not listed in the above table.

	2.	Nats Cumco is the corporate nominee holder of common stock deposited for the issuance of ADRs.

	3.	Tokio Marine, a wholly-owned subsidiary of the Company, invests in Mitsubishi Tokyo Financial Group, Inc. as set forth in the following table. The Bank of Tokyo-Mitsubishi, Ltd. is a subsidiary of Mitsubishi Tokyo Financial Group, Inc.

	Capital contribution of Tokio Marine
	Number of shares	Ratio of voting
	held	rights
Mitsubishi Tokyo Financial Group, Inc.	147,279	2.3%

4.	28,148 shares held by Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries is an asset trusted by Mitsubishi Heavy Industries, Ltd. as retirement benefits trust. Tokio Marine, a wholly-owned subsidiary of the Company, invests in Mitsubishi Heavy Industries, Ltd. as set forth in the following table.

	Capital contribution of Tokio Marine
	Number of shares	Ratio of voting
	held	rights
Mitsubishi Heavy Industries, Ltd.	63,000,000	1.9%

8.	Acquisition, Disposition and Retention of the Company’s Own Shares

1)	Acquisition:

Common stock	63,931.89 shares
Total amount	81,727,367 thousand yen

2)	Disposition:

Common stock	53.46 shares
Total amount	63,356 thousand yen

3)	Number of treasury shares held as of fiscal year end:

Common stock	68,992.26 shares

The Company has repurchased 12,504 of its own shares at an aggregate purchase price of 19,254,620 thousand yen from the close of the fiscal year ended March 31, 2004 to May 21, 2004, based on the resolution made at the 1st ordinary general meeting of shareholders pursuant to Article 210 of the Commercial Code.

9.	Principal Lenders

None.

10.	Directors and Corporate Auditors (As of March 31, 2004)

Assigned duties or principal
Position	Name	occupation
Representative Director and Chairman of the Board	Tomio Higuchi	President of Nichido Fire

Representative Director and President	Kunio Ishihara	President of Tokio Marine

Representative Director and Executive Vice President	Katsuo Handa	Assistant to the President In charge of Business Strategy Dept. and Corporate Legal and Risk Management Dept. Assistant to the Director in charge of Corporate Planning Dept.

Representative Director and Senior Managing Director	Yukiteru Noji	In charge of Corporate Finance Dept. and Personnel and Corporate Administration Dept. Assistant to the Director in charge of Corporate Legal and Risk Management Dept.

Managing Director	Yasuo Yaoita	In Charge of Corporate Planning Dept. and Merger Planning Dept. (General Manager)

Director	Shoji Ueno	Executive Vice President of Tokio Marine

Director	Yasuo Tago	Exective Vice President of Nichido Fire

Director	Minoru Makihara	Chairman of the Board of Directors of Mitsubishi Corporation

Director	Masamitsu Sakurai	President of Ricoh Company, Ltd.

Director	Haruo Shimada	Professor, Faculty of Economics, Keio University

Director	Toshiro Yagi	Managing Director of Tokio Marine

Standing Corporate Auditor	Takehisa Kikuchi

Assigned duties or principal
Position	Name	occupation
Standing Corporate Auditor	Sadao Yamamoto

Corporate Auditor	Iwao Hanaoka	Attorney-at-law

Corporate Auditor	Shigemitsu Miki	President of The Bank of Tokyo-Mitsubishi, Ltd. President of Mitsubishi Tokyo Financial Group, Inc.

(Representative Director and Executive Vice President)	Tatsuhiko Hirose	Retired on June 27, 2003

(Representative Director and Executive Vice President)	Akihiko Mori	Retired on June 27, 2003

(Director)	Koukei Higuchi	Retired on June 27, 2003

(Director)	Takashi Aihara	Retired on June 27, 2003

(Director)	Hirotada Seyama	Retired on June 27, 2003

(Corporate Auditor)	Toshio Hashimoto	Retired on June 27, 2003

Notes:	1.	Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada, Directors, are outside directors prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

	2.	Messrs. Iwao Hanaoka and Shigemitsu Miki, Corporate Auditors, are outside corporate auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

11.	Remuneration and other compensation to directors and auditors

This item is not applicable since the Company does not provide for the reduction of liability of its directors and auditors in its Articles of Incorporation.

12.	Stock acquisition rights

This item is not applicable since the Company has not issued any stock acquisition rights.

13.	Events that have occurred subsequent to the balance sheet date

As stated in item 8, “Acquisition, disposition and retention of the Company’s own shares”, the Company has repurchased its own shares subsequent to the close of the fiscal year ended March 31, 2004.

14.	Matters necessary for the Audit Committee to execute its duty

This item is not applicable since the Company has not adopted the committee structure.

15.	Policy on determining remuneration for individual directors and executive officers

This item is not applicable since the Company has not adopted the committee structure.

16.	Other important information regarding the Company

None.

(Japanese GAAP)

Non-Consolidated Balance Sheet

As of March 31, 2004

(Yen in millions)
Assets

Current assets	156,366
Cash, deposits and savings	110,516
Prepaid expenses	0
Deferred tax assets	106
Receivables	45,740
Others	2
Non-current assets	2,173,870
Tangible fixed assets	273
Building	206
Motor vehicles and transport equipment	5
Office equipment	61

Intangible fixed assets	0
Telephone right	0

Investments and other assets	2,173,595
Investments in subsidiaries	2,173,574
Deferred tax assets	20

Total assets	2,330,236

Liabilities and stockholders’ equity

Current liabilities	500
Accounts payable	96
Accrued expenses	15
Accrued income taxes	197
Accrued business taxes	4
Accrued consumption tax	45
Deposits received	7
Reserve for bonus	134

Total Liabilities	500

Common stock	150,000
Capital surplus	2,011,490
Additional paid-in capital	1,511,485
Others	500,005
Earnings due to a decrease in common stock and additional paid-in capital	500,000
Margin of selling its own shares	5

Retained earnings	254,952
Voluntary reserve	4,994
General reserve	4,994
Unappropriated retained earnings	249,958

Treasury stock	(-)86,707

Total stockholders’ equity	2,329,735

Total liabilities and stockholders’ equity	2,330,236

(Japanese GAAP)

Non-Consolidated Income Statement
For the fiscal year ended March 31, 2004
(From April 1, 2003 to March 31, 2004)

(Yen in millions)
Ordinary Income and Expenses
Operating income and expenses
Operating income	233,617
Dividends from subsidiaries	230,417
Management fees from subsidiaries	3,200

Operating expenses	2,162
Underwriting and general administrative expenses	2,162

Operating profit	231,455

Non-operating income and expenses
Non-operating income	14
Interest earned	0
Commission earned	11
Other non-operating income	2

Non-operating expenses	38
Transaction fee for repurchase of shares	37
Other non-operating expenses	0

Ordinary profit	231,431

Extraordinary Income and Expenses
Extraordinary Expenses	35
Sale of fixed assets	35

Income before income taxes	231,396
Income taxes	523
Income taxes — deferred	1
Net income for the year	230,871
Retained earnings carried forward to the next fiscal year	19,086
Unappropriated retained earnings at year end	249,958

Significant accounting policies

1.	Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to buildings) is computed using the declining-balance method principally over the following useful lives.

Equipment and furniture	3 to 15 years
Buildings	8 to 18 years

3.	Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues a reserve for employees’ bonuses based on the estimated amount of payments attributable to the fiscal year ended March 31, 2004.

4.	Lease transactions

Finance lease transactions other than those deemed to transfer the ownership of the leased property to the lessee are accounted for by a method similar to that applicable to ordinary lease transactions.

5.	Consumption taxes

Consumption taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet

1.	The total amount of debts payable to the Company by its subsidiaries was 0 million yen, and the total amount of debts payable by the Company to its subsidiaries was 6 million yen.

2.	Accumulated depreciation of tangible fixed assets amounted to 113 million yen.

3.	Other than properties and equipment recognized in the balance sheet, principal assets used under lease contracts are computers.

4.	The Company has entered into a support agreement with Tokio Marine & Nichido Life whereby the Company undertakes to provide funds to Tokio Marine & Nichido Life in the event that the amount of their net assets decreases below a certain prescribed level or that the amount of their liquid assets falls short of their debt payment obligations. The amount of debts of Tokio Marine & Nichido Life that is subject to such support by the Company under this agreement as of March 31, 2004 was 1,241,524 million yen.

The Company does not guarantee payment of debts of Tokio Marine & Nichido Life by the above agreement. As of March 31, 2004, the amount of net assets was maintained above the prescribed level and there was no insufficiency in liquid assets.

5.	On April 1, 2003, the Company acquired the life insurance subsidiary management business from Tokio Marine and Nichido Fire as well as the Asian insurance subsidiary management business from Tokio Marine.

As a result of the accounting treatment pursuant to the “Accounting for Division of Corporations” (Japanese Institute of Certified Public Accountants, March 30, 2001) for the above transaction, voluntary reserve (general reserve) after the appropriation of profit for the previous fiscal year in the amount of 12,000 million yen was reduced by 7,005 million yen to 4,994 million yen.

6.	All amounts are truncated.

Notes to non-consolidated statement of income

1.	Transactions with subsidiaries:

Operating income: 233,617 million yen
Operating expenses: 343 million yen
Transactions other than operating transactions: 0 million yen

2.	Net income per share of common stock for the fiscal year ended March 31, 2004 amounted to 126,681.20 yen based on the following figures.

Net income for the year: 230,871 million yen
Net income for the year related to shares of common stock: 230,871 million yen
Average number of shares outstanding for the year ended March 31, 2004: 1,822,461

3.	All amounts are truncated.

Proposed Appropriation of Profit for the Fiscal Year Ended March 31, 2004

(Yen)
Unappropriated retained earnings:	249,958,088,396

Appropriation of retained earnings:	229,668,621,390
Dividend (11,000 yen per share)	19,668,621,390
Voluntary reserve	210,000,000,000
(General reserve	210,000,000,000)

Retained earnings carried forward to the next fiscal year:	20,289,467,006

Copy of Independent Auditor’s Audit Report

Independent Auditors’ Report
(English Translation)

May 25, 2004

To the Board of Directors
Millea Holdings, Inc.

ChuoAoyama Audit Corporation

Taigi Ito, CPA
Representative and Engagement Partner
Akira Yamate, CPA
Representative and Engagement Partner
Susumu Arakawa, CPA
Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha” of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of Millea Holdings, Inc. (hereinafter referred to as the “Company”) for the 2003 fiscal year from April 1, 2003 to March 31, 2004. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3)	The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

The subsequent events stated in the business report will have material influence on the state of property and profit and loss of the Company in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Copy of Corporate Auditors’ Audit Report

Audit Report

Having received and examined reports from each Corporate Auditor on the methodologies as well as the results of the audit with respect to the performance by directors of their duties during the fiscal year from April 1, 2003 to March 31, 2004, and based on the consultations among our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the audit policy and the audit plan set by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports on business activities from directors and employees, inspected important decision-making documents and made investigations of the activities and state of property of the Company. In addition, each Corporate Auditor received reports from the subsidiaries of the Company to investigate their business activities whenever necessary. We also received independent auditors’ report and their explanations on audit, and we examined the financial statements as well as the supplementary schedules thereto.

In addition to the method of audit mentioned above, we conducted a thorough investigation of the particulars of the relevant transactions, as we deemed necessary, by receiving reports from relevant directors and employees with respect to competing transactions by directors, transactions involving conflicting interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own stock.

2. Results of Audit

(1) The methodologies and the results of the audit made by the independent auditors, ChuoAoyama Audit Corporation, are found to be appropriate.

(2) The business report is found to present fairly the state of the Company in accordance with applicable law and the Articles of Incorporation of the Company.

(3) The proposed appropriation of profit is found to have nothing to be pointed out in light of the state of property of the Company and of other circumstances.

(4) The supplementary schedules to the financial statements are found to present fairly the matters to be included therein and to contain nothing to be pointed out.

(5) In connection with the performance by directors of their duties, including those relating to subsidiaries of the Company, no dishonest act or violation of applicable law or the Articles of Incorporation of the Company is found to exist.

We find that there is no breach of duties on the part of the directors with respect to competing transactions by directors, transactions involving conflicting interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders as well as acquisition and disposition by the Company of its own stock.

May 27, 2004

Board of Corporate Auditors,
Millea Holdings, Inc.

Takehisa Kikuchi, Standing Corporate Auditor
Sadao Yamamoto, Standing Corporate Auditor
Iwao Hanaoka, Corporate Auditor
Shigemitsu Miki, Corporate Auditor

Note:	Messrs. Iwao Hanaoka and Shigemitsu Miki are Corporate Auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Reference Materials for the Exercise of Voting Rights

I.	Total number of voting rights held by shareholders:

1,773,149

II.	Proposals to be acted upon and matters for reference:

Item 1.	Approval of the proposed appropriation of profit for the fiscal year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

The particulars of this resolution are set forth on page 21.

With respect to the appropriation of profit, the management seeks to pay stable dividends on the common stock, taking into consideration the business results and expected future environment of the Company, subject to having retained earnings and to providing sufficient capital to meet its business needs.

In light of the current circumstances and various other factors, the management proposes the payment of cash dividends for the fiscal year ended March 31, 2004 in the amount of 11,000 yen per share, an increase of 1,000 yen per share from the previous fiscal year. It is also proposed that 210 billion yen be set aside as special reserve.

Item 2. Amendments to the Articles of Incorporation

Reasons for the amendments:

(1) It is proposed that an amendment be made to the Articles of Incorporation in response to the enactment of the “Law Amending the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha” (Law No. 132, 2003). Under the amended Code, a company may repurchase its own shares pursuant to a resolution of its board of directors, if the articles of incorporation of such company provide therefor. A new Article 6 is to be inserted in the Articles of Incorporation to enable such repurchase in order to implement flexible financial policies.

The current Article 6 is to be renumbered Article 7 due to the insertion of the new Article 6. Accordingly, necessary changes are to be made to renumber the subsequent Articles through Article 35.

(2) It is proposed that Articles 1 to 4 of the Supplementary Provisions be deleted entirely since there is no further need for such provisions in the Articles of Incorporation.

Insertion of the new Article 6.

Proposed amendment:

(Repurchase of shares)
Article 6.

     The Company may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code.

Article 6 to Article 35.

Current articles:

Articles 6 to 35. [Omitted]

Proposed amendment:

Articles 7 to 36. [Not amended except for the numbers of the Articles]

Supplementary Provisions

Current articles:

(Shares to be issued upon incorporation by way of joint share transfer)
Article 1. The Company shall be incorporated by way of a joint share transfer as provided for in Article 364 of the Commercial Code of Japan.

           2. The total number of shares to be issued upon incorporation of the Company shall be 1,857,048.75 shares of common stock, all of which shall be ordinary shares.

           3. In the event that any of the convertible bonds issued by The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”) is converted into shares of Nichido Fire common stock before the effective date of the joint share transfer, the total number of shares to be issued upon the joint share transfer shall, notwithstanding the provisions of the foregoing paragraph, be the aggregate of the numbers set forth in items (1) and (2) below, after deducting any fractional interests representing less than one-hundredth of one share of the Company:

(1)	The number obtained by multiplying (x) the sum of 445,443,869 and the number of shares of Nichido Fire common stock issued upon conversion of the convertible bonds of Nichido Fire by (y) 0.69 divided by 1,000; and

(2)	The number obtained by multiplying (x) 1,549,692,481 by (y) 1.00 divided by 1,000.

(Initial business year)
Article 2. The initial business year of the Company shall, notwithstanding the provisions of Article 31 hereof, commence on the date of incorporation of the Company and end on March 31, 2003.

(Term of office of initial Corporate Auditors)
Article 3. The term of office of the initial Corporate Auditors shall, notwithstanding the provisions of Article 24 hereof, expire at the close of the ordinary general meeting of shareholders held in respect of the first business year to end after their assumption of office.

(Remuneration for initial Directors and Corporate Auditors)
Article 4. Notwithstanding the provisions of Article 16 hereof, remuneration for the initial Directors of the Company while in office shall not exceed 15 million yen per month in the aggregate.

           2. Notwithstanding the provisions of Article 25 hereof, remuneration for the initial Corporate Auditors while in office shall not exceed 6 million yen per month in the aggregate.

Proposed amendment:

     [To be deleted entirely]

Item 3. Election of 11 directors

The term of office of all 11 directors will expire at the close of this Meeting. Accordingly, the election of the following 13 directors are proposed.

The candidates for directors are as follows:

	Name			Number of Company’s
	(Date of birth)	Brief personal history and representation of other companies		shares held
(a)	Tomio Higuchi (October 22, 1942)	April 1965	Joined Nichido Fire	37.53 shares
		June 1993	Director and General Manager of 1st Personnel Dept. of Nichido Fire
		June 1995	Managing Director and General Manager of 1st Personnel Dept. of Nichido Fire
		April 1996	Managing Director and Senior General Manager of Marketing & Sales Promotion Headquarters of Nichido Fire
		April 1998	Managing Director of Nichido Fire
		June 1998	Senior Managing Director of Nichido Fire
		June 2000	Vice-President of Nichido Fire
		April 2001	Vice-President and Senior General Manager of Marketing & Sales Promotion Headquarters of Nichido Fire
		June 2001	President and Senior General Manager of Marketing & Sales Promotion Headquarters of Nichido Fire
		April 2002	President of Nichido Fire (to present)
		April 2002	Chairman of the Board of Millea Holdings (to present)
(Representation of other companies) President of Nichido Fire

(b)	Kunio Ishihara (October 17, 1943)	April 1966	Joined Tokio Marine	55.84 shares
		June 1995	Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		June 1998	Managing Director and General Manager of Hokkaido Regional Headquarters of Tokio Marine
		July 1998	Managing Director and General Manager of Hokkaido Division of Tokio Marine
		June 1999	Managing Director of Tokio Marine
		June 2000	Senior Managing Director of Tokio Marine
		June 2001	President of Tokio Marine (to present)
		April 2002	President of Millea Holdings (to present)
(Representation of other companies) President of Tokio Marine

	Name			Number of Company's
	(Date of birth)	Brief personal history and representation of other companies		shares held
(c)	Katsuo Handa (June 29, 1944)	April 1968	Joined Tokio Marine	28.33 shares
		June 1995	Director and General Manager of Automobile Marketing Promotion Dept. of Tokio Marine
		July 1996	Director and General Manager of Marketing Promotion & Planning Dept. (Commercial Line) of Tokio Marine
		June 1998	Managing Director and General Manager of Kyushu Branch of Tokio Marine
		July 1998	Managing Director and General Manager of Kyushu/Okinawa Division of Tokio Marine
		June 1999	Managing Director of Tokio Marine
		Sept. 2000	Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
		June 2001	Senior Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
		Oct. 2002	Director of Nichido Fire
		June 2003	Retired Senior Managing Director of Tokio Marine
		June 2003	Retired Director of Nichido Fire
		June 2003	Executive Vice President of Millea Holdings (to present)

(d)	Yasuo Yaoita (November 13, 1947)	May 1970	Joined Tokio Marine	32.47 shares
		June 2000	Director and General Manager of Corporate Planning Dept. of Tokio Marine
		Oct. 2001	Director and General Manager, Corporate Planning Dept. of Tokio Marine
		April 2002	Retired Director of Tokio Marine
		April 2002	Managing Director and General Manager of Corporate Plannning Dept. of Millea Holdings
		April 2003	Managing Director and General Manager of Merger Planning Dept. of Millea Holdings (to present)

	Name			Number of Company's
	(Date of birth)	Brief personal history and representation of other companies		shares held
(e)	Shoji Ueno	April 1967	Joined Tokio Marine	35.02 shares
	(February 5, 1944)	June 1993	Director and General Manager of Personnel & Organization Planning Dept. of Tokio Marine
		June 1995	Director and General Manager of Personnel Planning Dept. of Tokio Marine
		June 1995	Director and General Manager of Non-Marine Underwriting Dept. of Tokio Marine
		June 1996	Managing Director of Tokio Marine
		July 1998	Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
		June 1999	Senior Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
		Sept. 2000	Senior Managing Director of Tokio Marine
		June 2001	Executive Vice President of Tokio Marine (to present)
		April 2002	Director of Millea Holdings (to present)
(Representation of other companies) Executive Vice President of Tokio Marine President of The Tokio Marine Research Institute

(f)	Yasuo Tago	April 1966	Joined Nichido Fire	18.59 shares
	(January 13, 1944)	June 1996	Director and General Manager of Agency Dept. of Nichido Fire
		June 1998	Managing Director and General Manager of Agency Dept. of Nichido Fire
		April 1999	Managing Director and General Manager of Marketing & Sales Promotion Headquarters and Agency Dept. of Nichido Fire
		Oct. 1999	Managing Director and General Manager of Marketing & Sales Promotion Headquarters (in charge of Automobile Promotion) and Agency Dept. of Nichido Fire
		April 2000	Managing Director, Senior General Manager of Marketing & Sales Promotion Headquarters and General Manager of Agency Dept. of Nichido Fire
		June 2000	Managing Director and Senior General Manager of Marketing & Sales Promotion Headquarters of Nichido Fire
		April 2001	Managing Director of Nichido Fire
		April 2002	Director of Millea Holdings (to present)
		June 2002	Senior Managing Director of Nichido Fire
		June 2003	Executive Vice President of Nichido Fire (to present)
(Representation of other companies) Executive Vice President of Nichido Fire

	Name			Number of Company's
	(Date of birth)	Brief personal history and representation of other companies		shares held
(g)	Minoru Makihara	March 1956	Joined Mitsubishi Corporation	22.00 shares
	(January 12, 1930)	June 1986	Director of Mitsubishi Corporation
		June 1988	Managing Director of Mitsubishi Corporation
		June 1990	Senior Managing Director of Mitsubishi Corporation
		June 1992	President of Mitsubishi Corporation
		June 1993	Director of Tokio Marine
		April 1998	Chairman of the Board of Directors of Mitsubishi Corporation
		April 2002	Retired Director of Tokio Marine
		April 2002	Director of Millea Holdings (to present)
		April 2004	Director and Senior Corporate Advisor of Mitsubishi Corporation (to present)

(h)	Masamitsu Sakurai	April 1966	Joined Ricoh Company, Ltd.	None
	(January 8, 1942)	June 1992	Director of Ricoh Company, Ltd.
		June 1994	Managing Director of Ricoh Company, Ltd.
		March 1995	Managing Director and General Manager, Research & Development Group of Ricoh Company, Ltd.
		Jan. 1996	Managing Director and General Manager, Business Development Center of Ricoh Company, Ltd.
		April 1996	President of Ricoh Company, Ltd. (to present)
		April 2002	Director of Millea Holdings (to present)
(Representation of other companies) President of Ricoh Company, Ltd.

(i)	Haruo Shimada	April 1967	Research Assistant, Faculty of Economics, Keio University	None
	(February 21, 1943)	April 1975	Associate Professor, Faculty of Economics, Keio University
		April 1982 April 2002	Professor, Faculty of Economics, Keio University (to present) Director of Millea Holdings (to present)

(j)	Toshiro Yagi	April 1971	Joined Tokio Marine	21.61 shares
	(November 1, 1947)	June 2001	Director and General Manager of Chemical Industry Production Dept., Tokyo Corporate Business Division I of Tokio Marine
		Oct. 2001	Director and General Manager of Coporate Planning Dept. of Tokio Marine
		June 2002	Director(*) and General Manager of Coporate Planning Dept. of Tokio Marine
* Non-member of the board
		June 2003	Managing Director of Tokio Marine (to present)
		June 2003	Director of Millea Holdings (to present)

	Name			Number of Company's
	(Date of birth)	Brief personal history and representation of other companies		shares held
(k)	Sukeaki Ohta	April 1965	Joined Tokio Marine	39.92 shares
	(February 27, 1943)	June 1993	Director and General Manager of Marketing & Planning Dept. of Tokio Marine
		June 1995	Managing Director and General Manager of Corporate Marketing & Planning Dept. and Tokyo Regional Headquarters Dept. of Tokio Marine
		June 1997	Managing Director of Tokio Marine
		June 1998	Senior Managing Director of Tokio Marine
		July 1998	Senior Managing Director and General Manager of Tokyo Corporate Business Division II of Tokio Marine
		June 2000	Retired Senior Managing Director of Tokio Marine
		June 2000	President of The Tokio Marine Life Insurance Company, Limited
		Oct. 2003	President of Tokio Marine & Nichido Life Insurance Co., Ltd. (to present)
(Representation of other companies) President of Tokio Marine & Nichido Life Insurance Co., Ltd.

(l)	Yoichiro Iwama	April 1967	Joined Tokio Marine	34.00 shares
	(September 15, 1943)	June 1996	Director and General Manager of Global Investment Dept. of Tokio Marine
		June 1998	Managing Director of Tokio Marine
		July 1998	Managing Director and General Manager of Chubu/Hokuriku Division of Tokio Marine
		June 2001	Managing Director and General Manager of Investment and Financial Services of Tokio Marine (to present)

(m)	Tomohiro Kotani	April 1969	Joined Nichido Fire	11.21 shares
	(August 28, 1944)	June 2001	Director and General Manager of Corporate Planning Office of Nichido Fire
		Oct. 2001	Director and General Manager of Preparation of Integration Office of Nichido Fire
		April 2002	Director of Nichido Fire
		April 2002	General Manager of Corporate Finance Dept. of Millea Holdings
		April 2003	General Manager of Corporate Finance Dept. and Personnel and Corporate Administration Dept. of Millea Holdings
		June 2003	Retired Millea Holdings
		June 2003	Managing Director of Nichido Fire (to present)

(Note) Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada qualify as outside directors as prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

Item 4. Election of 2 corporate auditors

Mr. Sadao Yamamoto, who tendered resignation, will retire from his office at the close of this Meeting. We propose the election of the following 2 corporate auditors.

The submission of this item has been approved by the Board of Corporate Auditors.

The candidates for corporate auditors are as follows:

	Name			Number of Company’s
	(Date of birth)	Brief personal history and representation of other companies		shares held
(a)	Yukiteru Noji (May 4, 1942)	April 1965 June 1995	Joined Nichido Fire Director and General Manager of Kobe Branch of Nichido Fire	13.93 shares
		April 1997	Director and General Manager of Automobile Insurance Marketing & Sales Promotion Dept. of Nichido Fire
		June 1998	Managing Director and General Manager of Corporate Marketing Headquarters of Nichido Fire
		April 2000	Managing Director of Nichido Fire
		June 2003	Retired Managing Director of Nichido Fire
		June 2003	Senior Managing Director of Millea Holdings (to present)

(b)	Kuniko Inoguchi (May 3, 1952)	April 1980	Assistant, Institute of International Relations, Faculty of Foreign Studies, Sophia University	None
		Oct. 1980	Full-time Lecturer, Faculty of Law, Sophia University
		Oct. 1981	Associate Professor, Faculty of Law, Sophia University
		April 1990	Professor, Faculty of Law, Sophia University
		April 2002	Leave of absence, Professor, Faculty of Law, Sophia University
		April 2002	Appointed Ambassador Extraordinary and Plenipotentiary to the Conference on Disarmament
		April 2004	Retired Ambassador Extraordinary and Plenipotentiary to the Conference on Disarmament
		April 2004	Professor, Faculty of Law, Sophia University (to present)

(Note)	Dr. Kuniko Inoguchi qualifies as an outside corporate auditor as prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Item 5. Granting retirement allowances to a retiring director and a retiring corporate auditor

At the close of this Meeting, Mr. Yukiteru Noji, Director, and Mr. Sadao Yamamoto, Corporate Auditor, will retire from their respective offices. The management hereby proposes to grant above persons a certain amount of retirement allowances, to be calculated in accordance with the Company’s prescribed standards, for their contribution to the Company during their tenure. The management proposes that the Board of Directors be authorized to determine the amount, time and method of payment of the allowances for the retiring director and that corporate auditors be authorized to determine those matters of the allowances for the retiring corporate auditor by consultation among themselves.

Brief personal histories of the retiring director and the corporate auditor are as follows:

Name	Brief personal history
Yukiteru Noji	April 1965	Joined Nichido Fire
	June 1998	Managing Director of Nichido Fire
	June 2003	Retired Managing Director of Nichido Fire
	June 2003	Senior Managing Director of Millea Holdings (to present)

Sadao Yamamoto	April 1963	Joined Nichido Fire
	June 1997	Managing Director of Nichido Fire
	June 2001	Retired Managing Director of Nichido Fire
	April 2002	Standing Corporate Auditor of Millea Holdings (to present)

*****

<For reference>

Page
(a) English translation of consolidated financial statements of Millea Holdings, Inc. under Japanese GAAP
Consolidated balance sheet	36
Consolidated statement of income	37
(b) English translation of non-consolidated financial statements of The Tokio Marine and Fire Insurance Company, Limited under Japanese GAAP
Non-consolidated balance sheet	38
Non-consolidated statement of income	39
(c) English translation of non-consolidated financial statements of The Nichido Fire and Marine Insurance Company, Limited under Japanese GAAP
Non-consolidated balance sheet	40
Non-consolidated statement of income	41
(d) English translation of non-consolidated financial statements of Tokio Marine & Nichido Life Insurance Co., Ltd. under Japanese GAAP
Non-consolidated balance sheet	42
Non-consolidated statement of income	43

(Japanese GAAP)

Consolidated Balance Sheet
Millea Holdings, Inc.
As of March 31, 2004

(Yen in millions)
Assets
Cash, deposits and savings	667,862
Call loans	561,100
Deposit for bond lending transactions	30,750
Monetary receivables bought	106,848
Money trust	63,784
Securities	7,837,556
Loans	588,695
Property and equipment	370,171
Other assets	764,822
Deferred tax assets	23,477
Consolidation adjustment account	17,460
Customers’ liabilities under acceptances and guarantees	2,117
Reserve for bad debts	(-)28,389

Total assets	11,006,256

Liabilities
Underwriting funds	7,113,800
Outstanding claims	718,691
Underwriting reserves	6,395,109
Bonds issued	199,056
Other liabilities	749,209
Reserve for retirement benefits	186,903
Reserve for employee’s bonuses	20,641
Reserve for price fluctuation	65,939
Deferred tax liabilities	204,146
Consolidation adjustment account	151,966
Acceptances and guarantees	2,117

Total liabilities	8,693,781

Minority interests
Minority interests	1,651
Stockholders’ equity
Common stock	150,000
Capital surplus	306,366
Retained earnings	872,093
Net unrealized gains on securities	1,092,930
Translation adjustments	(-)23,859
Treasury stock	(-)86,707

Total stockholders’ equity	2,310,823

Total liabilities, minority interests and stockholders’ equity	11,006,256

(Japanese GAAP)

Consolidated Statement of Income
Millea Holdings, Inc.
For the fiscal year ended March 31, 2004

(Yen in millions)
Ordinary income and expenses
Ordinary income	2,775,718
Underwriting income	2,578,091
Net premiums written	1,943,609
Deposit premiums from policyholders	254,200
Investment income on deposit premiums from policyholders	68,094
Life premiums	310,892
Other underwriting income	1,293
Investment income	160,973
Interest and dividends received	138,532
Profits on investment in money trusts	2,947
Profits on sale of securities	55,233
Profits on redemption of securities	1,669
Financial derivative instruments income	28,554
Other investment income	2,131
Transfer of investment income on deposit premiums from policyholders	(-)68,094
Other ordinary income	36,653
Amortization of consolidation adjustment account	8,404
Equity in earnings of affiliated companies	42
Other ordinary income	28,206

Ordinary expenses	2,583,969
Underwriting expenses	2,169,566
Net claims paid	956,952
Loss adjustment expenses	76,260
Agency commissions and brokerage	333,593
Maturity refunds to policyholders	422,588
Dividends to policyholders	70
Life premiums	28,095
Provision for outstanding claims	17,865
Provision for underwriting reserves	327,703
Other underwriting expenses	6,436
Investment expenses	39,856
Losses on investment in money trusts	2,149
Losses on investment in securities held for trading	678
Losses on sale of securities	20,804
Losses on revaluation of securities	10,786
Losses on redemption of securities	3,741
Other investment expenses	1,696
Underwriting and general administrative expenses	367,492
Other ordinary expenses	7,053
Interest paid	2,789
Losses from bad debts	242
Other ordinary expenses	4,021

Ordinary profit	191,748

Extraordinary gains and losses
Extraordinary gains	2,951
Profit on sale of other properties	2,951
Extraordinary losses	30,481
Losses on sale of other properties	1,715
Reserve for price fluctuation	13,363
Extra write-off against profit on sale of properties	0
Merger related expenses	8,308
Revaluation losses on stock of subsidiaries	5,794
Other extraordinary losses	1,297

Income before income taxes	164,218
Income taxes — current	49,898
Income taxes — deferred	2,729
Minority interests	169
Net income	111,421

(Japanese GAAP)

Non-Consolidated Balance Sheet
The Tokio Marine and Fire Insurance Company, Limited
As of March 31, 2004

(Yen in millions)
Assets
Cash, deposit and savings:	243,482
Cash	1,044
Deposit and savings	242,437
Call loans	521,100
Monetary receivables bought	95,011
Money trusts	34,012
Securities:	5,017,140
Government bonds	1,495,754
Municipal bonds	148,642
Corporate bonds	283,297
Stocks	2,519,720
Foreign securities	422,503
Other securities	147,221
Loans:	555,215
Policy loans	17,854
Financial loans	537,361
Property and equipment:	272,326
Land	120,326
Buildings	133,343
Furniture and fixtures	12,731
Construction in progress	5,924
Other assets:	518,480
Premiums receivable	3,497
Home agents’ balances	85,619
Foreign agents’ balances	25,153
Amounts due from other home insurance companies for co-insurance	11,190
Amounts due from other home insurance companies for reinsurance	71,967
Amounts due from other foreign insurance companies for reinsurance	23,111
Amounts due from other insurance companies for agency business	4
Accounts receivable	46,220
Accrued income	9,227
Deposit receivable	13,445
Deposit with The Japan Earthquake Reinsurance Company	55,659
Suspense payments	37,498
Cash margin deposit for futures contracts	10,882
Margin for futures contracts	973
Financial derivative instruments	123,266
Sundry assets	762
Customers’ liabilities for acceptances and guarantees	2,117
Reserve for bad debts	(-)21,420

Total assets	7,237,466

Liabilities and stockholders’ equity
Underwriting funds:	4,391,511
Outstanding claims	550,975
Underwriting reserve	3,840,535
Bonds	110,000
Other liabilities:	539,041
Amounts due to other home insurance companies for co-insurance	9,735
Amounts due to other home insurance companies for reinsurance	69,490
Amounts due to other foreign insurance companies for reinsurance	38,920
Cash collateral for bond lending transactions	187,585
Loans payable	5
Accrued taxes	836
Deposit payable	23,793
Deferred income	819
Accounts payable	36,907
Suspense receipts	28,992
Margin for futures contracts	109
Financial derivative instruments	64,144
Deferred hedge gains	77,696
Sundry liabilities	4
Reserve for retirement benefits	161,080
Reserve for employees’ bonuses	15,141
Reserve for price fluctuation	60,838
Deferred tax liabilities	165,715
Acceptances and guarantees	2,117
Total liabilities	5,445,447

Stockholders’ equity
Common stock	101,994
Capital surplus	38,782
Additional paid-in capital	38,782
Retained earnings:	635,098
Surplus reserve	63,211
Voluntary reserve	520,162
Reserve for price fluctuation of foreign investments	3
Reserve for reduction of acquisition cost of fixed assets	13,538
Reserve for exhibits at the 2005 World Exposition	11
Special reserve	506,608
Unappropriated retained earnings	51,724
(Net income)	87,895
Net unrealized gains on securities	1,016,143
Total stockholders’ equity	1,792,019

Total liabilities and stockholders’ equity	7,237,466

(Japanese GAAP)

Non-Consolidated Statement of Income
The Tokio Marine and Fire Insurance Company, Limited
For the fiscal year ended March 31, 2004

(Yen in millions)
Ordinary income and expenses
Ordinary income	1,878,716
Underwriting income	1,760,192
Net premiums written	1,503,111
Deposit premiums from policyholders	202,091
Investment income on deposit premiums from policyholders	54,909
Other underwriting income	80
Investment income	96,831
Interest and dividends received	92,112
Profits on investment in money trusts	475
Profits on sale of securities	36,460
Profits on redemption of securities	1,576
Profits on derivatives	19,530
Other investment income	1,585
Transfer of investment income on deposit premiums from policyholders	(-)54,909
Other ordinary income	21,693

Ordinary expenses	1,726,529
Underwriting expenses	1,453,666
Net claims paid	737,213
Loss adjustment expenses	59,147
Agency commissions and brokerage	239,775
Maturity refunds to policyholders	320,841
Dividends to policyholders	57
Provision for outstanding claims	12,848
Provision for underwriting reserves	78,976
Foreign exchange losses	4,382
Other underwriting expenses	422
Investment expenses	22,047
Losses on investment in money trusts	1,567
Losses on sale of securities	5,264
Losses on revaluation of securities	10,105
Losses on redemption of securities	3,704
Foreign exchange losses	839
Other investment expenses	566
Underwriting and general administrative expenses	247,817
Other ordinary expenses	2,998
Interest paid	1,595
Losses from bad debts	207
Other ordinary expenses	1,195

Ordinary profit	152,187

Extraordinary gains and losses
Extraordinary gains	2,335
Profit on sale of other properties	2,335
Extraordinary losses	22,462
Losses on sale of other properties	1,146
Provision for reserve for price fluctuation	11,811
Extra write-off against profit on sale of properties	0
Revaluation losses on stock of subsidiaries	4,735
Other extraordinary loss	4,749

Income before income taxes	132,060
Income taxes — current	40,786
Income taxes — deferred	3,338
Net income	87,895

Unappropriated retained earnings brought forward from the previous year	43,839
Dividends paid for the interim period	80,010
Unappropriated retained earnings at year end	51,724

(Japanese GAAP)

Non-Consolidated Balance Sheet

The Nichido Fire and Marine Insurance Company, Limited

As of March 31, 2004

(Yen in millions)
Assets
Cash, deposit and savings:	150,960
Cash	9
Deposit and savings	150,950
Call loans	40,000
Monetary receivables bought	5,998
Money trusts	29,771
Securities:	1,305,615
Government bonds	285,853
Municipal bonds	23,886
Corporate bonds	223,804
Stocks	617,354
Foreign securities	144,545
Other securities	10,171
Loans:	111,801
Policy loans	4,326
Financial loans	107,475
Property and equipment:	78,890
Land	39,734
Buildings	33,597
Furniture and fixtures	5,558
Other assets:	122,909
Premiums receivable	1,787
Home agents’ balances	14,977
Foreign agents’ balances	274
Amounts due from other home insurance companies for co-insurance	580
Amounts due from other home insurance companies for reinsurance	24,577
Amounts due from other foreign insurance companies for reinsurance	3,648
Accounts receivable	13,587
Accrued income	2,483
Deposit receivable	5,423
Deposit with The Japan Earthquake Reinsurance Company	44,594
Suspense payments	10,160
Cash margin deposit for futures contracts	203
Financial derivative instruments	6
Sundry assets	604
Reserve for bad debts	(-)6,275

Total assets	1,839,672

Liabilities and stockholders’ equity
Underwriting funds:	1,264,370
Outstanding claims	123,281
Underwriting reserve	1,141,088
Bonds	25,000
Other liabilities:	44,564
Amounts due to other home insurance companies for co-insurance	287
Amounts due to other home insurance companies for reinsurance	21,316
Amounts due to other foreign insurance companies for reinsurance	1,955
Loans payable	200
Accrued taxes	4,040
Deposit payable	798
Deferred income	37
Accounts payable	9,264
Suspense receipts	6,537
Financial derivative instruments	126
Reserve for retirement benefits	25,074
Reserve for employees’ bonuses	3,984
Reserve for price fluctuation	4,507
Deferred tax liabilities	28,519
Total liabilities	1,396,020

Stockholders’ equity
Common stock	50,550
Capital surplus	34,187
Additional paid-in capital	34,187
Retained earnings:	118,373
Surplus reserve	17,870
Voluntary reserve	40,593
Special depreciation reserve	31
Reserve for price fluctuation of foreign investments	0
Reserve for reduction of acquisition cost of fixed assets	559
General reserve	40,001
Unappropriated retained earnings	59,910
(Net income)	28,562
Net unrealized gains on securities	240,540
Total Stockholders’ equity	443,652

Total liabilities and stockholders’ equity	1,839,672

(Japanese GAAP)

Non-Consolidated Statement of Income

The Nichido Fire and Marine Insurance Company, Limited

For the fiscal year ended March 31, 2004

(Yen in millions)
Ordinary income and expenses
Ordinary income	531,009
Underwriting income	478,709
Net premiums written	401,114
Deposit premiums from policyholders	52,109
Investment income on deposit premiums from policyholders	13,185
Reversal of underwriting reserve	12,301
Investment income	50,212
Interest and dividends received	23,992
Profits on investment in money trusts	2,472
Profits on sale of securities	36,855
Profits on redemption of securities	2
Other investment income	73
Transfer of investment income on deposit premiums from policyholders	(-)13,185
Other ordinary income	2,087

Ordinary expenses	482,948
Underwriting expenses	388,951
Net claims paid	206,426
Loss adjustment expenses	16,482
Agency commissions and brokerage	62,972
Maturity refunds to policyholders	101,746
Dividends to policyholders	12
Reserve for outstanding claims	882
Foreign exchange losses	278
Other underwriting expenses	149
Investment expenses	11,991
Losses on investment in money trusts	582
Losses on investment in securities held for trading	6
Losses on sale of securities	10,175
Losses on revaluation of securities	727
Losses from derivatives	481
Foreign exchange losses	4
Other investment expenses	13
Underwriting and general administrative expenses	78,981
Other ordinary expenses	3,024
Interest paid	512
Losses from bad debts	35
Other investment expenses	2,477

Ordinary profit	48,061

Extraordinary gains and losses
Extraordinary gains	995
Profit on sale of other properties	995
Extraordinary losses	5,156
Losses on sale of other properties	785
Reserve for price fluctuation	1,259
Extra write-off against profit on sale of properties	104
Merger related expenses	3,006

Income before income taxes	43,900
Income taxes — current	3,056
Income taxes — deferred	12,281
Net income	28,562

Unappropriated retained earnings brought forward from the previous year	51,347
Dividends paid for the interim period	20,000
Unappropriated retained earnings at year end	59,910

(Japanese GAAP)

Non-Consolidated Balance Sheet

Tokio Marine & Nichido Life Insurance Co., Ltd.

As of March 31, 2004

(Yen in millions)
Assets
Cash, deposit and savings:	88,118
Cash	0
Deposit and savings	88,118
Deposit for bond lending transactions	30,750
Securities:	1,326,086
Government bonds	1,287,806
Corporate bonds	17,957
Stocks	3,279
Foreign securities	17,042
Loans:	19,092
Policy loans	19,092
Property and equipment:	364
Buildings	126
Furniture and fixtures	237
Home agents’ balances	174
Amounts due from other insurance companies for reinsurance	96
Other assets:	24,385
Accounts receivable	17,764
Prepaid expenses	135
Accrued income	5,411
Deposit receivable	845
Financial derivative instruments	1
Suspense payments	199
Sundry assets	27
Deferred tax assets	22,804
Reserve for bad debts	(-)64

Total assets	1,511,808

Liabilities and stockholders’ equity
Policy reserves:	1,241,247
Outstanding claims	6,742
Policy reserve	1,185,968
Reserve for policyholder dividends	48,535
Due to agents	3,609
Due to reinsurers	276
Other liabilities:	231,154
Cash collateral for bond lending transactions	85,206
Loans payable	100,000
Accounts payable	155
Accrued expenses	7,420
Deferred income	1
Deposit payable	64
Guarantee deposits	9
Financial derivative instruments	14,975
Deferred hedge gains	22,000
Suspense receipts	1,319
Reserve for retirement benefits	446
Reserve for price fluctuation	592
Total liabilities	1,477,325

Stockholders’ equity
Common stock	30,000
Capital surplus	10,000
Additional paid-in capital	10,000
Retained earnings:	(-)4,473
Undisposed loss	4,473
(Net income)	0
Net unrealized losses on securities	(-)1,043
Total stockholders’ equity	34,482

Total liabilities and stockholders’ equity	1,511,808

(Japanese GAAP)

Non-Consolidated Statement of Income

Tokio Marine & Nichido Life Insurance Co., Ltd.

For the fiscal year ended March 31, 2004

(Yen in millions)
Ordinary income and expenses
Ordinary income	376,970
Underwriting income	341,198
Insurance premiums	340,805
Ceded reinsurance commissions	392
Investment income	34,551
Interest and dividends received	22,532
Interest income from deposits	2
Interest income and dividends from securities	22,011
Interest income from loans	441
Other interest and dividends	77
Profits on sale of securities	5,126
Profits on derivatives	6,723
Other investment income	168
Other ordinary income	1,220
Income related to withheld insurance claims and other payments for future annuity payments	32
Income due to withheld insurance payments	1,078
Other ordinary income	109

Ordinary expenses	364,071
Insurance claims and other payments	69,802
Insurance claims	17,077
Annuity payments	380
Insurance benefits	9,368
Surrender payments	40,526
Other payments	1,691
Reinsurance premiums	757
Provision for reserves	233,695
Provision for outstanding claims	212
Provision for underwriting reserve	233,481
Interest portion of reserve for policyholder dividends	1
Investment expenses	3,228
Interest paid	492
Losses on sale of securities	2,268
Foreign exchange losses	425
Provision of allowance for bad debts	39
Other investment expenses	1
Operating expenses	54,824
Other ordinary expenses	2,521
Payments related to withheld insurance claims	831
Taxes	1,224
Depreciation	99
Provision for reserve for employees’ retirement benefits	141
Other ordinary expenses	223

Ordinary profit	12,898

Extraordinary gains and losses
Extraordinary losses	1,698
Losses on sale of other properties	26
Reserve for price fluctuation	280
Other extraordinary loss	1,391

Provision for reserve for policyholder dividends	11,018
Income before income taxes	181
Income taxes — current	3,445
Income taxes — deferred	(-)3,264
Net income	0

Loss brought forward from the previous year	4,474
Unappropriated retained earnings transferred due to merger	1
Undisposed loss at year end	4,473

Procedures for Exercising Voting Rights through the Internet*

When exercising voting rights through the Internet, please follow the procedures as set forth in the instructions below.

1.	Please access the address designated by the Company and use the site for exercising voting rights within the “Site for Procedures for the General Meeting of Shareholders”.

Note:	To login to the “Procedures for the General Meeting of Shareholders Site”, a login ID and a temporary password listed in the voting card (or a password registered by you) will be necessary.

2.	For tabulation purposes, you must vote through the Internet by 5 p.m. on June 28, 2004.

3.	If you cannot attend the General Meeting of Shareholders, you may exercise your voting rights either by mailing the voting card or through the Internet. Please do not use both methods. In the event that both methods are used, the vote cast through the Internet will be valid.

4.	In the event that a vote is cast through the Internet multiple times, the last vote cast will be valid.

5.	Procedures

Please access the following address, using a computer that can be connected to the Internet:

https://www.mtb-daiko.jp

Page Title	Procedures
Regulations for Use/ Guide for Use	After reading the “Regulations for Using This Site” and the “Guide for Using This Site”, click the “Next Page” button.

Login	(1) Procedure to change password (at time of first log-in):

Following the instructions on the screen, enter the login ID and the temporary password listed in the lower right of the voting card, and then click the “Login” button.
* After registration, the Login page appears again.

(2) Login:
Following the instructions on the screen, login using the registered password.

Procedures Menu	After confirming the company name and the shareholder number displayed on the screen, click the “Exercise of Voting Rights” button.

Confirmation of Company	After confirming the number of voting rights that can be exercised that is displayed on the screen, click the “Next Page” button.

Selection of the Method to Input Approval or Disapproval of Proposals	Following the instructions on the screen, select the method to input approval or disapproval of the resolution and click the appropriate button.

*	Notice to holders of American Depositary Receipts: Please note that voting through the Internet is available only to registered holders of ordinary shares. Voting through the Internet is not available to the holders of American Depositary Receipts.

Input of Approval or Disapproval of Individual Proposals	When selecting the method to input approval or disapproval for each resolution individually (including when exercising your voting rights non-uniformly), input approval or disapproval for each proposal (or for each candidate, when it is a resolution to appoint multiple candidates) individually, and then click the “Confirmation” button.
* To return to the Selection of the Method to Input Approval or Disapproval of Proposals page, click the “Return to Previous Page” button.

Confirmation of Votes	After confirming the details of the execution of the voting rights displayed on the screen, click the “Send” button.
* To change the details of a vote, click the “Return to Previous Page” button.

End	Execution of the voting right is hereby concluded.

6.	The following system environment is necessary to exercise voting rights through the Internet.

(1)	Accessible to the Internet

(2)	The following computer environment:

Operating system and Internet browsing software (browser)

—	For Windows (Japanese version of 95, 98, 2000, Me, NT4.0, or XP):

Microsoft Internet Explorer4.01SPI (Japanese version) or above, or Netscape Communicator4.5 (Japanese version) or above

*Please note that Netscape6 and above cannot be used.

—	For Macintosh (Japanese version of MacOS9.2 and after or Xv10.2): Microsoft Internet Explorer5.0 (Japanese version) or above, or Netscape Communicator4.7 (Japanese version) or above

*Please note that Netscape6 and above cannot be used.

Display equipment (monitor): Environment in which 800x600 or above can be displayed.

Notes:	1.	Access through mobile telephones, PDAs, game consoles, etc is not available.

	2.	When using a dial-up connection of a commercial provider, charges may be imposed for connection to the provider and/or communication with the applicable telecommunications company (telephone charges, etc.). You will be required to bear any such charges.

	3.	Windows is a registered trademark of Microsoft Corporation in the United States and/or other countries. Macintosh is the registered trademark of Apple Computer, Inc. in the United States and/or other countries. Internet Explorer is a trademark of Microsoft Corporation. Netscape Communicator is a trademark of Netscape Communications Corporation. Other product names referred to herein are trademarks or registered trademarks of each applicable company.

For inquiries concerning exercising voting rights through the Internet:

1.	For inquiries concerning computer operation methods, etc., please contact:

The Mitsubishi Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-858-696 Hours: 9:00 – 21:00, except Saturdays, Sundays and holidays

2.	For inquiries other than the above, please contact:

The Mitsubishi Trust and Banking Corporation, Stock Transfer Agency Division

Telephone: 0120-707-696 Hours: 9:00 – 17:00, except Saturdays, Sundays and holidays

Item 4

English translation of the “Japanese Voting Card”

I hereby exercise my voting rights as follows for each proposed resolution at the 2nd Ordinary General Meeting of Shareholders of Millea Holdings, Inc., which will be held on June 29, 2004.

June  , 2004

Number of voting rights: ______________

Proposals to be acted upon:

Item 1: For	☐	Against	☐
Item 2: For	☐	Against	☐
Item 3: For	☐	Against	☐
(Except ____________)
Item 4: For	☐	Against	☐
(Except ____________)
Item 5: For	☐	Against	☐

Affix seal here: ______________

If you return this voting card without a valid indication of a vote for or against any of the foregoing proposed items, you will be deemed to have voted for such proposal.

Millea Holdings, Inc.

English translation of the instructions to the “Japanese Voting Card”

1.	When you attend the General Meeting of Shareholders, please submit this voting card to the receptionist at the Meeting.

2.	If you cannot attend the Meeting, please vote either by completing and returning this voting card or by following the procedures for voting through the Internet.

(a)	If you choose to vote by using this voting card, please return the card indicating whether you vote for or against the proposals. The voting card must be received by June 28, 2004. If you wish to vote against some but not all of the candidates under proposed items 3 and 4, please check the “For” column and indicate such candidate(s) whom you are voting against by filling in the letter(s) corresponding to such candidate(s), as set forth in items 3 and 4 of the accompanying reference materials, after the word “Except”.

(b)	If you choose to vote through the Internet, please access https://www.mtb-daiko.jp and follow the procedures shown on the screen.

Millea Holdings, Inc.